9/22

04045110

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSK Corp.

*CURRENT ADDRESS

PROCESSED SEP 28 2004 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 781 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/28/04

82-181

CSK

3-31-04
AR/S

Annual Report 20

CSK is an independent IT services provider that, through the provision of lifetime full support, aims to continuously contribute to the productivity of customers with unparalleled IT expertise.

Mission Statement

Provision of service is our ultimate corporate mission

Management Philosophy

- To be sensitive to changes and respond flexibly to them
- To fulfill our social mission
- To connect our corporate objectives with those of individual employees

Service Ethos

- To provide customers with technologies that will always satisfy them
- To offer advanced and specialized technologies
- To work accurately, speedily and efficiently
- To always keep customers' benefits in mind and provide them with appropriate advice

Contents

CSK was founded in 1968, and has focused on working closely with customers to provide the detailed, high quality services and systems they need for their business strategies to succeed.

The CSK Group includes a range of highly specialized companies that together offer comprehensive capabilities in BPO (Business Process Outsourcing) and ITO (IT Outsourcing).

CSK has also developed a significant business capability and track record in the provision of financial services, and plans to develop new products and services that make use of IT services expertise within the Group.

IT Outsourcing (ITO)

- Solution Services
  - ERP
  - SCM
  - CRM
  - Other Industries-Specific Applications
- Systems Integration
- Systems Management
- IT Platform Technology
- Internet Data Centers
- Operation Consulting
- Infrastructure Management
- Operation Management and Supervision

Business Process Outsourcing (BPO)

- Contact Centers
- Help Desks
- Data Analysis
  - Customer Analysis
  - Risk Analysis
  - Demand Forecast
- Back-Office Operation Support

Financial Services

- Venture Capital
- Asset Securitization
- Prepaid Card
- Securities Service



Masahiro Aozono
Chairman & Chief Executive Officer

Overview of fiscal year 2004

During the fiscal year to March 2004 we established the foundations for new growth, and as a result of changing our organizational structure and carefully allocating management resources we achieved record consolidated operating income and record consolidated net income.

Consolidated sales and operating revenue in the year to 31st March, 2004 increased 5.9% year on year to ¥378.5 billion. This was primarily due to strong performance at the CSK Group parent company CSK CORPORATION and NextCom K.K., as they benefited from a sharp increase in demand for IT-related equipment replacement and software on the back of a recovery in corporate investment in IT. Business Process Outsourcing (BPO) sales increased, driven by call center operations at ServiceWare Corporation and CSK Communications Corporation and verification services at Veriserve Corporation, and financial services-related sales also increased year on year.

Operating income increased 28.1% year on year to ¥28.3 billion, boosted by the achievement of profitability in our financial services businesses. This result reset the record level of operating income achieved last year. Net income increased 98.7% to ¥21.4 billion, also exceeding last year's record level. Improvements in both extraordinary gains and extraordinary losses contributed to this result: including 17 billion yen of income from the sale of SEGA shares, and a 4.3 billion yen loss on the shift to a new retirement benefit system.

Historical Financial Results (Consolidated)


(Billions of Yen)
40
30
20
10
0
△10
△20
△30
1995/03
1996/03
1997/03
1998/03
1999/03
2000/03
2001/03
2002/03
2003/03
2004/03
Operating Income
Ordinary Income
Net Income

The IT services business environment

The IT services industry has produced nearly continuous growth for thirty years. This sustained period of growth has now ended, and the industry has entered a period of consolidation.

Prolonged economic recession has curtailed corporate IT investment; and at the same time as market growth rates have fallen, the entrance of new hardware vendors and consulting firms into this market has accelerated. Competition within the industry has therefore intensified, and pricing pressure has also developed as customers focus more closely on identifying such measures as total cost of ownership (TCO) and ROI. This has resulted in lower profitability in systems integration and other areas. The combined impact of tougher competition and lower pricing has resulted in the emergence of considerable numbers of unprofitable projects, leading the industry to this current period of adjustment and consolidation.

Clearly, a new era has begun in which only the fittest can survive. In this kind of environment the strategies of each of our Group businesses become crucial, because the success or failure of these strategies can greatly alter our position in the industry. We must place even more importance on making the most efficient use of management resources in alignment with industry trends.

Towards new growth

CSK has responded quickly to this changing environment. We have broken away from our former business model and created a B to B business structure, while reforming and optimizing our management resources as appropriate to reflect this new focus. We have also stayed closely in touch with our customers' needs, bringing to bear the three key strengths of the CSK Group: our full lineup of services, our strong customer base founded on sustained service confidence, and our outstanding human resources and project management capabilities.

Moreover, we have successfully nurtured our financial services businesses to the stage where they produce stable revenues and contribute to the financial foundations of the overall Group. These peripheral businesses developed out of our recognition that information technology and finance are at the heart of a networking society.

Financial Highlights

CSK CORPORATION and Consolidated Subsidiaries
For the years ended 31st March, 2000, 2001, 2002, 2003 and 2004

	Millions of Yen (except per share amounts)					Thousands of U.S. Dollars (Note 2) (except per share amounts)
	2000	2001	2002	2003	**2004**	**2004**
For the year:						
Sales and operating revenue	¥ 409,747	¥ 418,601	¥ 423,704	¥ 357,505	**¥ 378,473**	**$ 3,580,969**
Operating income	10,327	9,314	15,394	22,093	**28,290**	**267,672**
Income (loss) before income taxes and minority interests	8,075	(16,775)	(80)	1,170	**38,723**	**366,380**
Net income (loss)	(5,517)	(21,354)	14,220	10,782	**21,424**	**202,708**
At year-end:						
Total assets	383,049	382,523	338,978	345,167	**375,991**	**3,557,491**
Total shareholders' equity	104,391	85,099	94,799	87,872	**128,686**	**1,217,580**
Interest-bearing debt	149,186	151,799	107,386	112,394	**103,349**	**977,846**
Working capital	22,121	(38,921)	10,888	(7,280)	**87,933**	**831,994**
	Yen					U.S. Dollars
Per share (Notes 1 and 2):						
Net income (loss)	¥ (88.10)	¥ (287.04)	¥ 190.37	¥ 148.25	**¥ 283.85**	**$ 2.69**
Diluted earnings	—	—	—	144.03	**273.91**	**2.59**
Cash dividends	12.00	12.00	12.00	12.00	**15.00**	**0.14**
Total shareholders' equity	968.44	1,139.26	1,269.12	1,237.10	**1,702.47**	**16.11**
Total outstanding shares	64,700,164	74,700,164	74,700,164	74,703,064	**76,538,663**	—

Notes: 1. Per share amounts are in exact yen.
2. U.S.dollar amounts are translated from yen, for convenience only, at the rate of ¥105.69=U.S.$1.

Sales and operating revenue (¥ Billions)


500
400
300
200
100
0
409.7
418.6
423.7
357.5
378.5
00
01
02
03
04

Operating income (¥ Billions)


30
20
10
0
10.3
9.3
15.4
22.1
28.3
00
01
02
03
04

Net income (loss) (¥ Billions)


30
10
10
0
-10
-20
-30
-5.5
-21.4
14.2
10.8
21.4
00
01
02
03
04

Our Group vision is to *continuously contribute to the productivity of customers with unparalleled expertise*, and under this vision we are moving to make the best possible use of the resources available to us in pursuit of a new phase of growth.

–The strategic areas of BPO and ITO

Customers are now seeking to optimize the TCO of an IT system over its lifetime, and to this end CSK offers a full lineup of services, covering everything from systems integration and systems management through to operational processing.

Our focus is on two strategic areas: ITO, which incorporates systems integration and systems management; and BPO, which incorporates items peripheral to systems, such as operational processes and contact centers. To make this a reality we have reformed our Group structure to reduce redundant or overlapping functions, and distributed resources to enable the most efficient possible provision of services.

As part of this strategy we made three Group companies into wholly owned subsidiaries: ServiceWare Corporation and CSK Communications Corporation, the core companies in our BPO business, and CSK Network Systems Corporation, the core company in our ITO business.

–Full-scale development of services to the financial sector

As society becomes more and more networked, CSK is seeking to create a new phase of growth by building on its management resources developed to date.

This new phase of growth will include strengthening a range of services, based on the fully-fledged provision of BPO and ITO services, particularly to the financial industry. At the same time we will expand our peripheral business in financial services.

Social Responsibility

CSK is committed to operating in a socially responsible manner and since being established has promoted high ethical standards and a strong sense of responsibility among all elected officers and employees. We will continue to value our relationships with all stakeholders, and by operating the business in a sound and efficient manner we intend to maximize corporate value while meeting our responsibilities as a good corporate citizen.

In the past year CSK has conducted extensive examinations both internally and externally regarding corporate governance relating to revisions to the Commercial Code of Japan and Group-wide management issues. As a result of this we implemented a number of reforms, including the introduction of an executive officer system in June 2003, a reduction in the number of directors, an increase in the number of outside directors, and improvements to various business execution systems. We intend to continue with efforts to increase the transparency and efficiency of our management systems, and to further strengthen and enhance our system of corporate governance.

We are also aware of our social responsibilities, and as a company mission we are making efforts to incorporate our modern human resources programs, technical expertise and experience into our environmental activities.

In pursuit of higher corporate value

Our strategy at CSK Group is to bring our extensive experience in IT services to the new business area of financial services, establishing new BPO and ITO service models. I firmly believe that the operational know-how we can gain through this process is considerable, and that it will contribute greatly to our efforts to *continuously contribute to the productivity of customers with unparalleled IT expertise.*



Masahiro Aozono
Chairman and Chief Executive Officer

July 2004

Establishment of the CSK Group operational foundation

CSK Group has been undergoing structural reform in three stages. In Stage One we reduced business risk by withdrawing from B to C businesses, and concentrated and clarified core businesses in the B to B arena. In Stage Two we realigned B to B businesses, strategically allocating management resources and reforming operational processes in order to offer Lifetime Full Support. In Stage Three we have pursued measures to optimize our organizational structure and strengthen our competitive position, through initiatives to improve price competitiveness, separate Group management from business execution, and implement a consolidated tax system. Through this three-stage business reform process we have strengthened our service structure, improved Group management systems, and established a stronger financial position.

Now, as we turn toward a new stage of growth, we are undertaking further management reforms. By creating a business structure that allows us to generate further Group synergies, and by integrating and reorganizing business functions and resources, we are seeking to create the maximum possible value from our full line services.


2001
1st stage
2002
2nd stage
2003
3rd stage
2004
Reduce risk
Withdraw from BtoC business domain
Strengthen service structure
Optimally allocate core management resource
Increase price competitiveness
Construct Group management infrastructure
Reform operational process
Separate Group management from execution
Strengthen financial position
Introduce new cash management system
Implement consolidated tax system

BPO and ITO: Key strategic business areas

The increasing adoption and ongoing reform of information technology means that the role of IT has now shifted well beyond that of providing efficient, productive back office functions; IT systems now have a front line role in the core business operations of clients, and the impact of this change is spreading. Clients now want to optimize the TCO over a system's lifetime, with concurrent, comprehensive vendor support from systems integration and systems management through to BPO.

The outsourcing of IT systems integration and management has been growing since the 1970s, and in the current age we are seeing a shift to comprehensive ITO services. Moreover, since the mid 1990s there has been rapid growth in demand for outsourcing end-user interfaces via contact centers, and a feature of this growth has been an increasing demand for a wide range of BPO services, covering operations from the front office to the back office.

BPO

- In May 2003 we assumed 100% ownership of core BPO business subsidiary ServiceWare Corporation.
- In September 2003 we established a Contact Center Promotion Office in the BPO Development Division in order to strengthen links with ServiceWare Corporation and CSK Communications Corporation, which handle our contact center related business.
- In February 2004 three companies that handle contact center related business at our regional bases, namely Fukui CSK Corporation, SHIMANE CSK CORPORATION, and IWATE CSK CORPORATION, became subsidiaries of CSK Communications Corporation, as part of ongoing measures to optimize our regional BPO business via a shift to centralized management.

ITO

- In May 2003 CSK Network Systems Corporation, which is engaged in ITO business, became a wholly owned subsidiary.
- In September 2003 we consolidated our sales division, merging the CSK Network Systems Corporation outsourcing sales team with our IT Outsourcing Development Division. Our aim is to construct a business model with a high value-added service, bringing together CSK Network Systems Corporation's expertise in facility-based remote services and CSK's traditional strengths in on-site systems management.
- In April 2004 we spun off the ITO division of CSK Network Systems Corporation, merging it with CSK. The ASP business and network business of the new company – CSK Network Systems Corporation – will aim to increase the flexibility and professional capabilities of their operations.

CSK Group Full Line Services


BPO
VERISERVE
BELLSYSTEM24
ITO
jiec
Next Com
Service Ware
CSK-Net
CSI
CSK
JFITS
CSK Field Services
SuperSoft
ant
ISAO
BEC
CSK Communications
QUO

Note: In August 2004 CSK sold its entire holding of Bellsytem24 shares.

BPO

○ **Bellsystem24 Inc.**
This company's core business is to provide integrated call centers handling access by phone, fax, or the Internet. Bellsystem24 provides comprehensive services aimed at generating strong customer satisfaction, and enables clients to conduct strategic relationship marketing programs.

○ **CSK Network Systems Corporation**
CSK Network Systems supplies high-value ASP services that enable clients in distribution and retail industries(drugstores and supermarkets) to build added-value, trusting relationships with their customers.

○ **ISAO CORPORATION**
ISAO provides one-stop solutions, from development through to user support, for networks, IP telephony, charge verification services, mobiles and other network businesses.

○ **CSK Communications Corporation**
CSK Communications provides contact center outsourcing services for IT support. Taking advantage of regional characteristics, it also provides remote systems development and IT training services in the Okinawa region.

○ **QUO CARD CO., LTD.**
QUO Card provides versatile prepaid card settlement services for a wide range of customer needs, issuing QUO Cards for use in stores and @QUO for online markets.

○ **Business Extension Corporation**
Business Extension offers e-content and e-marketplace operations. Its capabilities cover a wide spectrum of customer needs relating to business processes.

○ **CSK Field Services Co., Ltd.**
CSK Field Services provides systems implementation support and maintenance services to protect client assets and data, as well as highly specialized services such as back-up and security solution.

○ **ServiceWare Corporation**
ServiceWare provides outsourcing solutions for all business processes, including contact center operations and back office processes, to enable clients to constantly improve and adapt their business processes to changes in the operating environment.

○ **VeriServe Corporation**
VeriServe bases its operations on well-established verification theories to provide independent verification services. Services are compatible with virtually any type of IT software, hardware and systems.

ITO

○ **NextCom K.K.**
As an IP solution integrator, NextCom provides network solutions for communication carriers, ISPs, companies and the public sector.

○ **Japan Future Information Technology & Systems Co., Ltd.**
Combining its extensive knowledge of the finance and securities industries with frontier technology, JFITS provides highly secure, reliable, value-added solutions to the financial services industry.

○ **ANT, Inc.**
As a specialist Windows company, ANT has a strong collaborative relationship with Microsoft. ANT uses its technological strengths to provide a wide range of services, from platform construction to development and management.

○ **SUPER SOFTWARE COMPANY LTD.**
Super Software draws on extensive expertise and experience in the construction industry to provide package products such as CAD SuperSoft for homebuilders and Plmacs project management systems, as well as systems integration services.

○ **CSI Co., Ltd.**
CSI supplies a range of support services from systems integration to systems management, mainly to mid-sized companies and pharmaceuticals and health care-related companies.

○ **JIEC Co., Ltd.**
Based on extensive experience in large, online real-time systems, JIEC provides systems integration solutions such as legacy system migration.

There are three major reasons why we have chosen to focus initially on the securities business to expand our services to the financial industry.

1. A key source of demand

Business opportunities in the financial sector are expanding rapidly, driven by industry restructuring, product diversification and a host of other influences. Companies from the banking, securities, insurance, non-bank, card and other industries are increasingly unifying their network systems. While this leads to demand for systems reconstruction, it also necessitates the development of new operational processes, and this is a huge source of demand for BPO and ITO services.

In the securities industry, in particular, asset securitization projects are being developed for an ever-increasing range of situations, creating significant opportunities to add value. In the context of this rapidly expanding demand we are allocating further management resources to develop our services to the financial industry.

2. Starting point for new services

We believe that the key to the new services is in the securities business. Securities companies handle multiple clients and multiple products, and must operate systems that allow real-time communication and massive data transaction in order to succeed. As more and more companies use networks to handle transactions and match supply and demand in different areas, we believe the securities business will provide the fundamental model. We believe that operational skills and know-how developed in this area can be applied to other businesses outside of the securities and financial sector.


Improve process in securities business
from front office through to back office
Systems integration and management
Contact Centers
Customer care
Client information analysis
BPO Centers
Large amount of data input
Back office operation
Data Centers
System management
Data storage
Create a new BPO service model by improving securities processes
Create a new ITO service model by developing and managing applications

We acquired Cosmo Securities Co., Ltd., now a consolidated Group subsidiary, because we believe it represents balanced risk and value in terms of both our market and our service strategy.

Our intention is to improve operational processes in the securities industry to develop our BPO service model at the same time as establishing an applications integration and management ITO service model, and by transferring these models to other industries and structures we want to expand our delivery of added value services.

Cosmo Securities joins CSK Group

In line with a resolution by the board of directors on March 25, 2004, CSK acquired 50.00% of Cosmo Securities Co., Ltd. via a tender offer. CSK believes that this acquisition brings with it opportunities to increase corporate value that includes:

1. Creating a new service model for customers
2. Developing ASP operations for the securities industry by combining the business with CSK's existing expertise in IT
3. Having a positive effect on CSK's peripheral financial services business

3. Creating Group synergies

We seek to generate additional growth by adding securities services to the financial services being developed within the Group. As the securitization trend develops, we intend to leverage synergies with our existing financial services to expand the revenue base of our entire Group.


Venture capital
CSK VENTURE CAPITAL
Asset management
PLAZA ASSET MANAGEMENT
Asset securitization and investment
CSK FINANCE
Prepaid cards
QUO CARD
Securities service
Cosmo Securities

Financial Services

○ CSK VENTURE CAPITAL CO., LTD.
As a pioneering venture capital company, CSK VENTURE CAPITAL discovers and nurtures promising ventures in IT and biotechnology right through to IPO.

○ PLAZA ASSET MANAGEMENT CO., LTD.
Plaza Asset Management focuses on alternative investments as an investment trust company. It provides investment products that seek absolute returns to domestic and overseas institutional investors, pension funds, corporations and others.

○ CSK FINANCE CO., LTD.
CSK FINANCE provides or participates in a wide range of financial services and operations, ranging from support for asset securitization and structuring and managing anonymous partnerships, through to investing in investment partnerships.

○ QUO CARD CO., LTD.
QUO Card provides versatile prepaid card settlement services for a wide range of customer needs, issuing QUO Cards for use in stores and @QUO for online markets.

○ Cosmo Securities Co., Ltd.
Cosmo Securities provides comprehensive products and services in the securities markets, emphasizing the creation of trust-based customer relationships.



Yoshinobu Hayashi
President & Chief Operating Officer

Although the business environment in the period under review was tough, it seems like a year in which CSK successfully aligned its accumulated capabilities and strategic direction with the needs of its customers. What specifically did CSK set out to achieve in this final year of its program to create a business foundation for future development?

The business environment certainly was very difficult, but based on a strong awareness of our role as a provider of services, a key topic for us during the year was customer service. Our themes were customer satisfaction levels and productivity, and by comprehensively reviewing our approach to these two themes we were in a sense returning to our roots.

This was reflected in the March 2004 opening of our CSK Aoyama CS Center. At this center we have installed a company-wide, centralized monitoring system, which enables us at a glance to check progress on any of the 2,000 or so projects that we may have running concurrently. Effectively, this is a mechanism that allows us to review our service even as we provide it, and it is a powerful tool for the early identification and resolution of problems. We also implemented a range of training programs across all Group companies, including training on the rapid construction methods for "Arvicio*1" and other systems, a Triple 1000 program to train 1,000 "J2EE*2", "Open source/Linux*3", and ".NET*4" technicians, and a PM 1500 program to train 1,500 project managers.

We have also been considering how we can provide services based on a true understanding of our customers' viewpoint. Research conducted jointly with the Massachusetts

Institute of Technology concluded that the value of "intangible assets*5" acquired through IT investment is approximately nine times that of the initial investment. Based on this concept we have been able to visualize the improvement in management quality that can be enabled through the introduction of an IT system, and have been working to optimize investment in intangible asset components.

This relates closely to our initiatives in BPO and ITO, so in that sense I am comfortable calling the fiscal year under review a period that was driven by the introduction of BPO and ITO.

What is your strategy and action plan for further business development under the theme of *continuously contributing to the productivity of customers with unparalleled IT expertise?*

The key to CSK's business is *lifetime full support*. This means continuously providing customers with a full line of IT services. Or expressed another way, "responsibility remains with us even after we deliver a system". We are using three core strategic themes to deliver on this: boosting the BPO and ITO businesses; unifying CSK Group management; and unifying software and service quality.

Looking first at our drive to grow BPO and ITO operations, at CSK our definition of ITO is broad, and includes not only data center-based outsourcing but also systems integration, maintenance and management. Our positioning of BPO is even broader, as it includes IT and therefore ITO. By building on our BPO and ITO strategy at CSK, we think we can better visualize and optimize intangible assets of our customers.

BPO work involves different stages. The first stage is improving the efficiency of a task, the second is improving the efficiency of a process, and the final stage is improving the efficiency of a business itself. Rather than merely improving the efficiency of a task, our efforts are more directed toward finding and developing functional links between different industries, and in doing so we believe we can play an important role in society.

The second strategic theme is unifying CSK Group management. Although we can say that we completed Group restructuring last year, this really refers to a completion of the operating framework and division of roles. The real changes are yet to come.

As a Group, our ideal is to capture opportunities through a strong customer focus, quick understanding of requirements, and by providing the right resources to achieve optimal results. Making this a reality requires us to adopt a structure that allows us to share customer information, solutions, and human resources across the Group. Individual companies within our Group provide a broad range of services, from consulting,

Note 1. "Arvicio" is a proprietary, web-based development framework created by and standardized throughout CSK Group that covers systems integration quality, protection, scalability and productivity.

Note 2. "J2EE", a Java technology, is rapidly becoming the mainstay of the corporate system platform.

Note 3. "Open source/Linux" is a Linux technology set to take over from UNIX as an open source development base.

Notes 4. ".Net" is a design, development and administration technology that makes flexible use, as necessary, of the applications and data dispersed over the entire Internet.

Note 5. "Intangible assets" refer to factors such as operational processes, employee training, human resources, customer relationships and customer satisfaction levels. This area is increasingly of interest as a source of corporate competitiveness.

systems integration and systems management, covering ITO through to full BPO services. The current period, then, marks the real start of CSK as a unified Group capable of delivering *lifetime full support* to its customers.

The third strategic theme relates to unifying the quality of our software and service. In order to truly understand our customers and reflect this understanding by continuously contributing to their productivity, I believe we need to shift the so-called border between software and service from the current axis of integration and management to a more customer-focused axis of pre systems introduction and post systems introduction. Previously we used to pursue software quality and service quality separately, but our task now is to unify these efforts and provide new services that offer this quality together. By 'new' we do not mean something that is totally unrelated to what we have done in the past; the difference lies more in offering services that bring together our core competencies.

I view these three strategic themes as being key driving forces for the next three to five years. A key factor in the expansion of our BPO and ITO business will be our ability to create, and our creative ability supports our capacity to visualize and optimize our clients' intangible assets. We have created two internal committees, an Incomparable Service committee and an Optimal HR committee, and by pursuing further specialization and further creativity our aim is to create a company culture based on new CSK services.

What specific measures relating to BPO and ITO does CSK plan in order to produce further growth?

In the near term we are introducing two measures that relate to contracts and systems. In our contracts we are introducing specified service levels; and with regard to systems there are two points: training people and more clearly defining processes in project management, and making use of offshore bases. Our visualization capability allows us to carry out largely unseen processes from nearly any location, so we intend to continue progressing our regional strategy to take advantage of this.



In the medium term we will be pursuing the unified provision of software and services, raising services to customers to a completely new level. This unification, created in close collaboration with customers and based on actual needs in the marketplace, is at the heart of our BPO and ITO strategy.

As I mentioned earlier, BPO (which includes ITO) involves three stages:



improving the efficiency of a task, improving the efficiency of a process, and finally improving the efficiency of a business itself. My view on the third stage is that ultimately it should result in functional links between different industries. Examples would be the car industry and the car insurance industry, or the restaurant industry and telecommunications. The companies and industries themselves are different in both of these examples, but in terms of lifestyles they occupy the same space. Our goal with BPO is to help form the functional links that bring these types of industries together.

The key to achieving this is the financial functions. All industries have financial functions, and our BPO vision is to help optimize a variety of processes in business and society by linking financial functions with these tasks in meaningful ways.

Our drive to develop our BPO and ITO businesses has been reflected in some organizational changes. In addition to our four business divisions we have created a BPO Development Division and an ITO Development Division, and through this structure we are offering an even wider range of services to clients.

Our broad analysis of factors such as the intangible asset concept, GDP in the United States and so on, leads us to believe that the market for BPO and ITO has the potential to become three times the size of the market for IT. That means a 42 trillion yen market, and in our pursuit of that market we intend to put CSK squarely in front of customers and offer them compelling ways to continue improving productivity. By successfully doing this we can become indispensable not only to our customers, but also to society.

Increasingly sophisticated demand for BPO

CSK's approach to BPO services involves more than providing high quality products and services that help customer companies manage their operations efficiently: our aim is to provide a framework in which customers can meet changes in the business environment by *continuously improving operational processes*, thereby helping optimize clients' businesses overall. Our approach is further characterized by our ability to deliver process methods that enable customers to make of new business or service strategies a reality.

In recent years demand in Japan for BPO has moved beyond the simple outsourcing of operational processes already being performed internally. Customer demands have become far more sophisticated, as they expect BPO providers to offer outsourcing solutions to complex back office processes and also to help them respond to environmental factors that may be profoundly impacting their businesses. Moreover, as client customers seek to grow their businesses by expanding into new areas, they are looking to BPO providers to efficiently provide them with various resources they themselves lack.

BPO services provided by CSK

CSK is responding to these needs by providing *Process Service* solutions. *Process Service* is a continuous cycle of implementation, analysis, and improvement, based on the need to respond quickly and continuously to changes in our clients' operating environments. The first stage is a comprehensive visualization and analysis of a client's operational situation, followed by a simulation to help select the optimal process methodology. Following implementation, constant monitoring of market changes is carried out, based on data generated by the business operation. Analysis of this data is used to propose improvements.

The proposed improvements generated by this process are not limited to the optimization of each specific business operation; in fact, our analysis can extend across the organizational boundaries within our customers' businesses, ultimately allowing us to propose new business models.


Responding to change:
the transformation proposal
Process service
Optimization of customer's entire business
Improvement
Process visualization
Simulation
Customer
Continuous operational improvement
End user
Analysis
Measuring services
Implementation
Monitoring changes
CSK and CSK Group resources
New management strategy proposal
Market changes


Division A
Division B
Division C
Call center
Mail / Fax
Back office process A
Non-standardized operation
Back office process B
Non-standardized operation
Improved productivity
Lower costs
Process visualization and analysis
•Increase quality
•Eliminate non-standard processes
•Standardization:
Processes that can be performed by anyone
Use of regional and offshore bases
Unification, BPR
Interdivisional barrier
Interdivisional barrier

CSK's BPO strategy

(1) Utilizing regional and offshore bases

CSK Group opened a call center in Okinawa in 1998, and since then has actively pursued its regional strategy with additional call centers in Iwate, Fukui, Shimane, and Fukuoka. Key factors driving this strategy include:

- Small regional differences in phone or IT skills—wide availability of capable human resources
- Differences in regional labor costs
- Falling telecommunications costs
- Support from regional governments

Further development is being planned, not only for call centers but also for monitoring and backup of offshore BPO bases. In 2003 we opened an offshore BPO center in Dalian, China. Dalian was selected because there are sufficient numbers of Japanese speakers there; the regional administration has prioritized IT skills development; and it is not far from Japan.

We are undertaking a number of measures to extract the most benefit from these regional bases in Japan and in Dalian, building up our infrastructure and connecting each location through an IP network. In this way we will be able to further break down and distribute client projects and processes to suit the specific capabilities of each location, with additional benefits in terms of delivering low cost, high quality services.


CSK SYSTEMS (DALIAN)
IWATE CSK
Contact center system network
FUKUI CSK
SHIMANE CSK
SWC (Tokyo)
SWC (Fukuoka)
SWC (Nagoya)
SWC (Osaka)
Operation and entry system network
CSK Communications Okinawa

(2) SLA

CSK is responding to the increasingly sophisticated BPO requirements of clients by including a new item when forming contracts—the Service Level Agreement (SLA) clause. The SLA clause is a service level guarantee that clarifies the hitherto vague relationship between service contents and contract price. The aim of the SLA is to help build trust with clients by allowing them to clearly visualize the nature of the service they will receive for their investment, reducing the uncertainty some clients may feel about pricing.

Rather than being a simple time- or transaction-based form of pricing, this system rewards the achievement of designated service levels with incentives, and conversely penalizes the non-achievement of targets. In this way we are developing client relationships in which risks and benefits are shared.

(3) Fostering BPO human resources

Our BPO business requires skilled personnel. Our BPO coordinators must be able to propose new business models to clients, based on a sound understanding of their businesses and broad knowledge of systems integration, ITO, and operational processes. Our *project management specialists*, meanwhile, handle the human resources, infrastructure requirements and overall management of individual projects. Although there are areas in common with the approach to human resources used by CSK to date, our new training strategy involves defining each area of specialization, and implementing training programs based on a combination of systematic instruction and on-the-job training with actual projects.

We believe that demand for BPO is likely to further increase as companies enter new business areas and find they need support services. CSK is already the outsourcer of choice for numerous existing operational processes, and the experience and expertise we have accumulated from handling these projects is allowing us to provide high levels of customer satisfaction, as well as differentiating our services from those of competitors.

Evolving demand for ITO

CSK aims to provide customers with ITO services that continuously contribute to their ability to reform their businesses and increase corporate value. We achieve this by lifting the efficiency of business processes and concentrating core operations to reduce IT costs, while optimizing the management and utilization of various IT assets.

The term IT outsourcing now implies a wide scope of operations. Previously it was largely restricted to the outsourcing of infrastructure such as mainframe or server housing or hosting, but it now includes the seamless outsourcing of total IT operations, from systems integration to management of applications, infrastructures and systems. Moreover, customers are looking for ITO providers that can help them strengthen management functions and have a real impact on reforming their businesses—as well as reducing costs.

ITO services offered by CSK

CSK offers comprehensive, high value-added, lifetime ITO consulting services, including systems integration, post-implementation systems management, and integrated analysis and appraisal services.

The service we provide includes significant intangible elements. We are endeavoring to clearly delineate these intangible elements, as they relate closely to service quality, which in turn is the basis of customer trust. We divide our lifetime services into the pre-implementation period of software quality and the post-implementation period of service quality, and are striving to maximize our capabilities in both. To support this approach internally we have established four special teams: Compliance, PMO[1], SMO[2], and QMS[3].


ITO
Consulting
Systems integration
Systems management
Compliance office
Securing customer trust
PMO
Standardization and digitalization of administrative processes
SMO
Standardization and digitalization of services
QMS
Quality improvement

***1: PMO (Project Management Office)**
This office uses standardized project management processes to provide supervisory and administrative support

***2: SMO (Service Management Office)**
This office implements standardized service processes

***3: QMS (Quality Management Systems)**
This office promotes various systematic review processes and indices matrices, including the adoption of internationally recognized qualifications such as ISO.

The CSK Aoyama CS Center

Generating customer satisfaction requires us to deliver a total quality package, in which the customer experiences the seamless provision of software quality before implementation and service quality after implementation. In addition to the PMO and other offices established to pursue Groupwide product quality, we have started the CSK Aoyama CS Center to allow us to review the quality of all services provided to customers. At this center we can review progress on all projects currently being handled across the Group, in four categories: Project Weather Reports; Third-party Review and Internal Quality Control; Human Resources; and Customer Information.

***Project Weather Reports**


Level 0
Level 1
Level 2
Level 3
Level 4
Level 5
Level E
Project progress level:
Five headings, six stages
Project warning level:
Eight headings, five stages
36 years of experience

This report presents daily updates on individual projects, using weather report icons to represent current status. This standardized system makes use of CSK's 36 years of institutional experience to classify project progress and warn of potential difficulties. It allows us to respond rapidly to any problems that arise, and even to anticipate and deal with potential situations before they occur.

CSK's ITO strategy

It is no longer possible to satisfy customers by providing them with the separate systems integration and systems management services that were typical in the past. Our customers are now demanding service over the lifetimes of their systems, and to meet this demand we have been developing our Solution Basket strategy. Under this strategy we aim to provide customers with optimal services by offering our specialized capabilities in IT solutions in a variety of flexible and attractive contract structures.

In the current year we are offering our ITO solutions in five key categories: ERP Outsourcing, which covers everything from ERP related systems integration through to ERP management; Legacy to Open, encompassing projects to convert legacy mainframe systems into open source; Disaster Recovery, in which we provide stable, secure data center services, particularly to the financial industry; Optimal Solutions, in which we seek to reduce customer costs and management burden by integrating systems; and Strategic OS Approach, based on the provision of outsourcing services to IT subsidiaries.

By combining the five solutions categories above with stronger project management, full-scale SI-type outsourcing, and the flexible contract structures noted earlier, we intend to develop a unique ITO service model.


Five solution models
ERP
L to O
D / R
Optimal solutions
Strategic OS
Key issues in strengthening ITO
Further strengthen project management
Full-scale SI-type outsourcing
Flexible contract structures
Provision of unique outsourcing services
Solution Basket strategy
Development
NW
Call center
Help desk
ERP
Management
DC

Providing order-made services in a changing environment

Our customers' values are changing: their focus now is more on service—maximal ease of use, tailored precisely to their business—rather than the purely technical aspects of cost and function. At CSK we believe that our flexible contract structures are a key support for our Solution Basket strategy. By tailoring contracts to the specific needs and business models of our diversifying customer base, we are able to maintain the highest standards of quality based on the pursuit of continuous improvement, at the same time as reducing TCO over the long term.

Leveling model

Cash flow is improved by averaging the risk of high initial costs of systems development, etc.


Cost
Current cost
Initial cost
Initial costs are allocated evenly by outsourcing
Time

Benefit-sharing SLA model

Contracts include SLAs that specify service quality and continuous service improvement.


Cost
(Profit share)
Cost reduction targets under SLA
Customer
Profit return
CSK
Profit increase
Contract value
Time

Metered volume model

Metered model includes infrastructure assets. Enables visualization of IT costs into the future.


Cost
Current costs
OS, including IT infrastructure
(Terminals, data volume charges, etc.)
Time

CSK is committed to operating in a socially responsible manner, and since being established has promoted high ethical standards and a strong sense of responsibility among all company officers and employees. We will continue to value our relationships with all stakeholders, and by operating the business in a sound and efficient manner we intend to maximize corporate value while meeting our responsibilities as a good corporate citizen.

Corporate Governance

In June 2003, we reformed our management structure as part of our efforts to strengthen and promote our corporate governance structure throughout the Group. The key element of this reform was to introduce an executive officer system with responsibility for operational execution, while retaining the functions of decision making and oversight within the board of directors. As a result we have clarified authorities and responsibilities and strengthened our governance structure.

CSK recognizes that strengthening its corporate governance structure is an important management issue and leads to the promotion of healthy and effective group management. We are taking steps from the two viewpoints of improving management effectiveness and maintaining management transparency.

◈ Reform of the board of directors

- Separated the functions of decision making, oversight and implementation, and clarified authorities and responsibilities.
- In order to streamline and reinvigorate the board of directors, the number of directors was reduced to a maximum of ten.
- In order to establish a management structure that can more readily respond to changes in the operating environment, the term of appointment of each director was reduced to one year from two years.
- Directors assigned to manage and oversee group companies of core businesses.

◈ Introduction of executive officer system

- Contracts between the Company and executive officers were introduced in the form of a delegated authority for a period of one year.
- The official executive officer positions are President, Executive Vice President, Senior Managing Executive Officer, Managing Executive Officer, and Executive Officer. Decisions regarding the appointment and discharge of executive officers are made by the board of directors.
- The duties and responsibilities of executive officers are decided by the board of directors and defined by contract.
- Remuneration for executive officers is based on a separate Executive Officer Remuneration Scheme and is defined by contract. A retirement benefits system for executive officers has not been introduced.
- All other matters relating to the responsibilities and obligations of executive officers are defined according to the Executive Officer Regulations.

◈ Strengthened audit system

- Two statutory auditors (including one outside auditor)
- Strengthened audit system
- Strengthened group audit system

Directors, Auditors and Executive Officers

(As of July 16, 2004)

Directors



Chairman &
Chief Executive Officer
Masahiro Aozono*



Director
(Group Technology Director)
Teiichi Aruga*



Director
(Group Business Director)
Yoshito Fukuyama*



Director &
Chief Financial Officer
Takahiro Suzuki



Director
Makoto Sakagawa



Director
Keiji Azuma



Director
Naotaka Murasumi



Outside Director
Yoshiro Hayashi

*Representative Director

CSK Group Business Conduct Guideline
CSK Group Board Member and Employee Behavior Standards

In order to reinforce the whole CSK group's participation in corporate social responsibility (CSR), from April 2004 we instituted the CSK Group Business Conduct Guideline and the CSK Group Board Member and Employee Behavior Standards.

<Legal Compliance>
CSK Group shall comply with laws and international rules, and act with common social decency.

<Sound Corporate Activities>
CSK Group will promote fair and free competition, and maintain sound and fair corporate relationships with governmental and administrative offices, clients and vendors.

<Contribution to Society and Environmental Conservation>
CSK Group shall act properly, contribute to society, and work actively on protection of the environment, bearing its role and responsibility as a member of society, as the industry develops.

<Basic Rules for Dealing with Customers>
CSK Group shall contribute to raising its customers' productivity, and provide safe and high quality services, making the best use of IT.

<Information Disclosure>
CSK Group will disclose information to its shareholders, investors, clients and vendors in a timely, legal, and proper manner, by appropriate and fair means.

<Strict Control Over Confidential Information Protection of Personal Information>
In order to protect the information assets of clients and CSK Group, the company will make the utmost effort to control confidential information and protect personal records.

<Intellectual Property Management>
CSK acknowledges the value and importance of, and will make every effort to protect, all intellectual properties (patents, copyrights, utility model rights, design rights, trademarks, know-how etc.) created by the Group, and CSK respects the intellectual property of other companies and individuals.

<Working Environment and Safety>
CSK Group shall make every effort to create a working environment that allows board members and employees to fully realize their capabilities, and to construct and maintain an appropriate crisis management system to deal with natural disasters and other such occurrences.

<Exchange of Gifts and Entertainment>
CSK Group prohibits acts such as giving bribes to government officials and others, giving or receiving gifts, and business entertainment that deviates from normal business practices.

<Anti-social Elements>
CSK Group stands firmly against any group or individual that unlawfully threatens public order and safety.

Auditors

Statutory Auditor
Masatoshi Toriihara
Masayuki Ishihara**

Auditor
Yoshiyuki Minegishi**
Hidetoshi Masunaga**

**Outside Auditor

Executive Officers

President & Chief Operating Officer
Yoshinobu Hayashi

Senior Managing Executive Officer
Hiromichi Tabata
Shozo Hirose
Katsushi Toki

Managing Executive Officer
Masahiko Suzuki
Takahiro Suzuki
Takeshi Nakanishi

Executive Officer
Hisatoshi Kawamoto
Tooru Tanihara
Shigeru Ando
Takashi Mizuno
Taku Tamura
Toshiyuki Kitadani
Tatsuyasu Kumazaki
Toshiaki Kudo

Compliance

CSK management believes that compliance is one of the most important aspects of corporate contribution to society. Compliance is not confined to simply obeying laws: all elected officers and employees concur with compliance practices with high ethical standards and a strong sense of responsibility.

Organization
- Compliance Committee
- Chief Compliance Officer
- Compliance Promotion Section

Helpline system
- Internal helpline operator
- External helpline operator

Strengthening of internal audit system
- Establish internal controls by division
- Confirm improvement methods
- Follow up improvements

Training and education


Chairman &
Chief Executive Officer
President
Directors in charge
Compliance Committee
Board of Auditors
Legal Advisors
Executive General Managers
Compliance Managers
Compliance Officers
Compliance Staffs
Group Companies
President
Chief Compliance Managers

Risk Management

CSK is aware that the administration and management of confidential information and personal information is among its most important management issues. We are aware of our social responsibilities as an IT service company, and by establishing our own information security policy and implementing ongoing training and education of company officers and employees we are working to ensure the highest standards of information management.

Information security policies
- Basic policies on information security
- Basic regulations on information security
- Regulations on the administration of confidential information
- Policies on the protection of personal information
- Regulations on the protection of personal information

Organization
- Confidential Information Management Committee
- Chairman of Information Management
- Head of Information Management

Training and education
- Established training programs specific to employee levels
- Distributed the 'Guide to Protection of Confidential Information and Personal Information'
- Training and education on preventing the infringement of intellectual property rights

Established audit system

Privacy mark

Promotion of ISMS and BS7799

Contributions to Society and the Environment

We are aware of our social responsibilities as a Group that operates in the IT industry, and we are actively involved in many areas. As an IT company we are incorporating our technology and experience into our environmental activities. In our various businesses we will continue to promote activities that protect the global environment, with the aim of ensuring the sustainability of our operations.

Social contributions

◈CAMP



CAMP
Children's Art Museum & Park

CAMP (Children's Art Museum & Park) develops and provides various creative workshops across Japan where children, the leaders of tomorrow, are encouraged to find and develop ways to express themselves and to communicate.

Traditional teaching styles that stressed memorizing and knowledge do not sufficiently enable thinking or develop creative abilities, and these workshops were established based around techniques that facilitate the promotion of a child's intellectual development. In the broadest sense, these workshops are trying to present to society a new way of thinking about education.

CSK founder Isao Okawa believed that children would lead the creation of the information society. We operate CAMP with the cooperation of MIT Media Lab, various research and educational organizations, and NPOs both at home and abroad.

At the Okawa center in Kyoto we provide a high quality workshop environment with activities including the construction of moving toys using the dry-battery powered minicomputer *Cricket*, and communication experiences using improvisational music.

◈The Okawa Foundation for Information and Telecommunications



The Okawa Foundation for Information and Telecommunications was established in 1986. Known as the Okawa Foundation, it supports and encourages new research in IT and is a public-interest corporation managed by the Ministry of Public Management, Home Affairs, Posts and Telecommunications.

With endowments of more than 5 billion yen the foundation is able to provide considerable public benefit. In recognition of this, it is recognized as a special public-interest corporation by the Minister of Public Management, Home Affairs, Posts and Telecommunications.

In 1992 it created and began awarding the Okawa Prize and the Okawa Publishing Prize.

In 1996 it extended the scope of its honors and aid overseas, with the intention of assuming a more international role.

Environmental activities

◈Promotion of paperless office through computerization

We are promoting paperless offices through the use of computers. We are reducing energy consumption by creating business operations that reduce paper usage as much as possible.

1. Computerization of meeting documents
2. Electronic saving of documents
3. Web-based handling of certain internal operations

◈Using networks

We are maximizing our use of networks. By reducing fuel consumption and improving the efficiency of business processes, we are promoting energy conservation.

1. Use of teleconferencing systems
2. Development of wireless LAN environments
3. Introduction of e-learning

◈Restricting energy use in offices and increasing environmental awareness

In order to reduce wasteful energy consumption we are taking the following steps:

1. We have made printing costs visible and introduced an internal system that meters and charges for printer usage.
2. Office lighting and air conditioning is managed.
3. Waste is separated and recycled.

CONSOLIDATED FINANCIAL REVIEW

CSK CORPORATION and Consolidated Subsidiaries

1. Overview of Operating Environment

The Japanese economy started this fiscal year in a deflationary state, but began to show signs of improvement as recoveries in the equity market, increases in capital expenditure, and improvements in employment and earnings — along with improved performances at large corporations — helped lift economic activity. Concerns remain about the political stability of Iraq, however, and there are other ongoing negative factors, including the severe outlook for business conditions in some industries, the declining trend in public investment, and private consumption, which continues to run at low levels. These factors lead us to believe that the Japanese economy is in a transitional period moving towards overall recovery, and that a strengthening and acceleration of this recovery is still required for a return to full economic vitality.

The IT services industry has continued to develop even while experiencing a variety of ups and downs over the last 30 years, and can now be said to be facing a structural adjustment phase. This is based on major changes seen in both the external and internal environment, driven by trends such as *technological innovation with networks at their core* and *changes in the way clients view IT.*

The external environment has undergone significant changes, as the emergence of the internet has produced a change in the original emphasis on investment in IT aimed at increasing back-office efficiency, to one which has a major impact on clients' core businesses. In line with the spread and penetration of IT there are also increasingly sophisticated demands for quality, cost-effectiveness, reliability and more detailed operational services. On top of this, we have also seen a clear change in the IT investment demand cycle, from the former pattern that typically followed a course of *system implementation, management, maintenance, and re-investment,* to the present demand for all-encompassing, total service *Lifetime Full Support.*

Internal changes within the IT industry are characterized by the participation of hardware makers, IT-based trading companies and IT system subsidiaries trying to be independent from major companies, which has led to tougher competition and a greater need for managers of IT companies to maintain profitability.

Given the afore-mentioned business environment, and in order to pursue the basic CSK business strategy of *continuously contributing to the productivity of customers with unparalleled IT expertise*, we have been continuing to implement measures under the following three themes:

(1) Establishing a group management system, (2) Differentiating strategic businesses, (3) Improving and strengthening financial position

At the same time as reforming our core IT-related business, we have pushed ahead with development of the peripheral businesses into which we made forward-looking investments.

Measures taken under the above three themes included the following:

(1) Establishing a group management system

I. Reform of management structure

- Reformed the Board of Directors (June 2003)
- Introduced Executive Officer system (June 2003)
- Developed business management system to guide the holding company system (February 2004)
- Established Compliance committee (December 2003)

II. Establishment of a shared service company (February 2004)

CSK BUSINESS SERVICE CORPORATION was established as a dedicated shared service subsidiary to perform the centralized processing of back-office operations for CSK and its group companies, aiming to cut the general administrative costs involved with consolidated management and increase operational efficiency, while pursuing the overall maximization of administrative support operations on a group-wide basis.

III. Shift of Head Office (May 2003)

We integrated the head offices of CSK and our core strategic BPO and ITO businesses ServiceWare Corporation and CSK Network Systems Corporation in Aoyama, Tokyo, with the aim of creating a group management system conducive to efficient operations and forward-looking business development.

(2) Differentiating strategic businesses

I. Strengthening of BPO business

- ServiceWare Corporation became a wholly owned subsidiary of CSK, as part of our strategic focus of providing services that increase the productivity of clients. (May 2003)
- We integrated our Contact Center Promotion office in the BPO Development Division in order to strengthen our links with ServiceWare

Corporation and CSK Communications Corporation, which handle our contact center related business. (September 2003)

- We are also in the process of optimizing our regionally oriented BPO business via a shift to centralized management: the companies which handle our contact center related business at our regional bases, namely, Fukui CSK Corporation, SHIMANE CSK CORPORATION, and IWATE CSK CORPORATION, became subsidiaries of CSK Communications Corporation in February 2004.

II. Strengthening of ITO business

- CSK Network Systems Corporation, which is engaged in ITO business, became a wholly owned subsidiary of CSK (May 2003)
- We consolidated our operations division, merging the CSK Network Systems Corporation outsourcing operations team with our IT Outsourcing Development Division, looking to construct a business model with a high value-added service, bringing together CSK Network Systems Corporation's expertise in facility-based remote services and CSK's traditional strengths in on-site systems management. (September 2003)
- We have also spun off the ITO division of CSK Network Systems Corporation, merging it with CSK. And as part of a new company – CSK Network Systems Corporation – the ASP business and network business will aim to increase the flexibility and professionalism of operations. (April 2004)

III. Strengthening Systems Integration and Systems Management

- In order to improve client satisfaction we are endeavoring not only to improve the quality of the systems we provide to clients—that is, "software quality"— but also to standardize and improve the quality of services rendered to our clients in the form of BPO and other services. We are organizing our CSK Aoyama CS Center to make the "software quality and service quality" we provide more easily visible to our clients, in order to increase understanding and trust in *our Lifetime Full Support*.
- As a company-wide technological strategy, we are looking to commence full scale and concentrated training in the three IT technologies that are seen likely to become the mainstay of the industry – "J2EE*", "Open source/Linux**" and ".NET***".
  - * "J2EE", a Java technology, is rapidly becoming the mainstay of the corporate system platform
  - ** "Open source/Linux" is a Linux technology set to take over from UNIX as an open source development base
  - *** ".NET" is a design, development and administration technology that makes flexible use, as necessary, of the applications and data dispersed over the entire internet
- We established CSK SYSTEM MANAGEMENT CORPORATION, concentrating our system management experts, who had been dispersed and whose roles had been duplicated throughout the group, with the objective of increasing operational efficiency via the concentration and accumulation of know-how, the development and fostering of system management administration service technicians, and the provision to our clients of value-added services with high quality and at fair prices. (February 2004)
- Apart from this, we have also taken a range of measures aimed at differentiating our strategic businesses, promoting the integration of systems integration and systems management organizations that had previously been separate, and seeking improved productivity and price-competitiveness using subsidiaries in domestic regions and China.

(3) Improving and strengthening financial position

I. Adoption of a consolidated tax system

We have adopted a consolidated tax system as a measure to promote group management from accounting and taxation aspects, with the aim of optimizing taxation for the group as a whole.

II. Revisions to the retirement benefits plan (retirement benefit and corporate pension) (March 2004)

The following measures were taken in order to reduce the tax burden on the retirement benefits plan to the group as a whole, and as part of a review of the personnel system and wage plan.

- We stabilized pension finance resources by returning the substitutional portion of fund benefits managed on behalf of the government, reducing Projected Benefit Obligations (PBO), and optimizing pension and severance costs.
- A points system reflecting individual performance was adopted for the retirement benefits plan, in place of the existing proportional system that as based on the final salary payment i.e. a seniority-oriented system. We plan to modify the corporate pension plan, which has until now operated solely as a defined benefit plan, by introducing a portable defined contribution plan. This will create a two-tier retirement benefits plan consisting of a defined benefit plan and a defined contribution plan, and will more closely match the diversifying needs of employees.

III. Developing our financial services business

- We aim to split the administration of pure investment and business related investment, which have so far been managed together, moving pure investment operations to CSK FINANCE CO., LTD. in order to promote asset liquidity.
- We aim to exploit the know-how nurtured and accumulated by CSK VENTURE CAPITAL CO., LTD. in order to achieve revenue stabilization.
- We have merged CSK FINANCE CO., LTD. and CSK Kosan Corporation to strengthen and develop our financial services business. (January 2004)

IV. Funding, etc.

We took the following measures with the aim of improving our financial position, including stabilizing funds and repaying interest-bearing debt.

- CSK raised 23 billion yen in funds through the issue of zero-coupon Euroyen-denominated convertible bonds maturing 2011. (September 2003)
- We sold our stock in SEGA CORPORATION. (December 2003)

2. Analysis of Statements of Income

Sales and operating revenue and operating income

Sales and operating revenue increased ¥20.97 billion (5.9%) to a record ¥378.47 billion.

Sales and operating revenue at CSK increased ¥17.07 billion year-on-year, on the back of a recovery in investment in information technology and a sharp expansion in the second half of the fiscal year, driven by replacement demand for IT-related equipment and software.

Sales and operating revenue at Japan Future Information Technology & Systems Co., Ltd.(JFITS) and JIEC Co., Ltd. decreased due to a very tough market for securing orders that persisted throughout the fiscal year, although increases were noted in client investment in financial and securities related IT, which are significant sources of sales and operating revenue.

CSK Network Systems Corporation saw reduced sales and operating revenue, as it was unable to offset cancellations from existing ITO clients with new business. As one measure against this, we aim to improve performance by merging CSK Network Systems Corporation's ITO business division with CSK, integrating our operations division and reinforcing collaborative links with our systems integration division.

Sales and operating revenue at the BPO business companies, including CSK Communications Corporation and ServiceWare Corporation, increased, reflecting higher demand for call center and help desk related services from computer hardware makers, the medical and pharmaceutical related fields along with the financial area. VeriServe Corporation also produced a significant increase in sales, due to steady developments in their product verification service business.

Sales and operating revenue at NextCom K.K. increased ¥5.35 billion due to steady equipment and network configuration business from communications businesses and internet providers, and from both the public and educational as well as general company areas.

At CSK FINANCE CO., LTD. and CSK VENTURE CAPITAL CO., LTD. sales and operating revenue increased significantly, as the financial services business (investments in partnerships, anonymous associations and venture companies, etc.) began fully fledged operations during the fiscal year.

Operating income increased ¥6.20 billion (28.1%) to a record ¥28.29 billion.

Operating income at CSK fell ¥2.31 billion year-on-year. Primary factors contributing to this result include the continued deferment of IT investment that had been evident at the end of the previous fiscal year, and the fact that orders were concentrated in the fourth quarter. Total systems integration sales therefore decreased, and stronger competition in the arena also put pressure on profitability.

Operating income at JFITS declined ¥1.21 billion because of lower sales, increases in proposal activity costs related to order acquisition, and the emergence of post-delivery follow up costs.

CSK Network Systems Corporation produced a lower year-on-year operating income of ¥1.84 billion, due to a decline in sales.

ISAO CORPORATION produced increased operating income, following the implementation in the previous fiscal year of measures to improve the company's profit and loss structure in areas such as network costs. Improvements were seen also in performances at small-scale systems development type companies.

The BPO business companies, CSK Communications Corporation and ServiceWare Corporation, along with VeriServe Corporation produced increased operating income in line with increased sales and operating revenue.

NextCom K.K. produced a ¥0.43 billion increase in operating income on reduced sub-contracting costs related to the logistics center, as well as higher sales and operating revenue.

CSK FINANCE CO., LTD. and CSK VENTURE CAPITAL CO., LTD. produced increased operating income on the back of major sales and operating revenue increases.

As a result of the above, record operating income of ¥28.29 billion was achieved, outpacing the ¥22.09 billion of the previous fiscal year.

Net income

Net income increased ¥10.64 billion (98.7%) to a record ¥21.42 billion.

Apart from increased income of ¥6.20 billion at the operating income level, the increase in net income is attributable to improvements in both other income and expenses; Group finances were put to efficient use following the introduction of the CSK Group Cash Management System (CMS); Higher income was recorded in financial services operations from holdings in investment partnerships operating by our subsidiary; Equity in net incomes (losses) of unconsolidated subsidiaries and affiliates improved; And pension and severance costs were controlled.

In addition, factors contributing to the increase in net income include the sale of shares held in SEGA CORPORATION. Transfer losses were recorded from the move to a new retirement benefits plan, but there was a significant decrease in loss on write-down of investments in securities.

The net income achieved for the period represents a record level.

3. Segment Information

Computer Services

Sales and operating revenue declined 2.5% year on year to ¥226.39 billion, and operating income declined 12.5% to ¥17.35 billion. On the positive side, BPO business companies such as CSK Communications Corporation developed steadily on the back of increased demand from computer hardware makers and from the financial area, and VeriServe Corporation also handled higher orders for their product verification service business. Conversely, little improvement was seen in financial and securities related systems integration orders at our other consolidated subsidiaries, and network related businesses saw cancellations from existing clients. As one measure to offset these developments, we aim to expand performance by constructing an operations system to improve and strengthen ITO business, looking to fuse this division with our financial services division.

Computer and Other Product Sales

Sales and operating revenue increased 31.5% year on year to ¥92.32 billion, and operating income grew 26.4% to ¥3.66 billion. These significant increases were primarily because of higher replacement sales of IT related equipment, and growth in the sale of network equipment for telecommunications carriers.

Prepaid Card Sales

This business is operated by consolidated subsidiary QUO CARD Co., Ltd. In the fiscal year under review, sales and operating revenue decreased 7.8% year on year to ¥51.49 billion and operating income increased 22.6% to ¥0.91 billion. Sales and operating revenue fell as QUO CARD Co., Ltd. halted issuance of high-value cards as a measure against illicit usage of counterfeit cards, but profits rose on increased sales of pre-paid cards for gift-usage, which have a high profit margin. We anticipate that early implementation of comprehensive measures to prevent illicit card usage, and the halting of high-value card issuance, will eliminate any such impact from fraudulent activities from the current term.

Others

This business segment includes the operations of CSK FINANCE CO., LTD. and CSK VENTURE CAPITAL CO., LTD., as well as CSK's building lease division. Sales and operating revenue increased 429.3% year on year to ¥11.04 billion, and operating income recovered from a loss of ¥1.32 billion in the previous fiscal year to reach ¥6.50 billion. Key factors behind these significant increases include such things as the public listing of businesses invested in by the partnerships, and the reporting of gains from investments in anonymous associations.

Note: The afore-mentioned segment based sales and operating revenue also include inter-segment sales and operating revenue.

4. Financial Position

Total assets increased ¥30.82 billion (8.9%) to ¥375.99 billion as of 31st March, 2004.

Assets

The ¥65.45 billion increase in current assets arose from increases in cash and deposits due to sales of investments in securities, additional investments related to financial services, venture capital investments (increases in market value as companies we invested went public) and inventory (mainly systems in progress).

Property and equipment, net of accumulated depreciation increased ¥1.75 billion, mainly due to the acquisition of the CSK Aoyama building.

The ¥38.38 billion decrease in investment and other assets resulted from a decrease in investments in securities following the sale of our stock in SEGA CORPORATION, decreases in the recovery of deferred income taxes, switches to current assets, and decreases in fixed leasehold deposits.

Liabilities, Minority Interests and Shareholders' Equity

Total current liabilities declined ¥29.76 billion, mainly due to the repayment of short-term bank loans and the redemption of commercial paper.

Total long-term liabilities rose ¥28.00 billion, mainly due to the issuance of corporate bonds, and convertible bonds. Accrued employees' retirement benefits also declined ¥4.38 billion due to the shift to a new retirement benefits plan.

Total shareholders' equity as of 31st March, 2004 had increased ¥40.81 billion (46.4%) from one year earlier to ¥128.69 billion, and the shareholders' equity ratio increased to 34.2% from 25.5%.

Capital surplus decreased ¥42.43 billion to ¥34.97 billion due to payment of cash dividends, loss on disposition of treasury stock for share exchange, and transfers to retained earnings. These factors more than compensated for issuance of common stock for share exchange.

Retained earnings increased ¥63.26 billion to ¥18.97 billion due to the ¥21.42 billion in net income recorded for the fiscal year, and additions from capital surplus.

Increases in unrealized gains(losses) on securities were due to IPOs of companies partnerships had invested in, while the decrease in treasury stock was due to the creation of a wholly owned subsidiary from a consolidated subsidiary via a stock swap.

5. Cash Flows

Cash Flows From Operating activities

Net cash used by operating activities during this fiscal year under review was ¥4.37 billion, compared to net cash provided by operating activities of ¥19.82 billion in the previous fiscal year. The reduction of ¥24.19 billion was primarily due to the fact that, although cash flow increased in line with increases in operating income, contributions were made to cover reserves following a revision of the pension benefits plan, and new investment was made in the financial services business.

Cash Flows From Investing activities

Net cash provided by investing activities during this fiscal year under review was ¥40.75 billion, compared to net cash used by investing activities of ¥28.52 billion in the previous fiscal year. The improvement of ¥69.27 billion was primarily because of factors such as a reduction in the purchase of Japanese government bonds for the prepaid card operation trust fund pool, distributions received from investments in anonymous associations, and funds received from the sale of SEGA CORPORATION shares. These factors more than compensated for the purchase of property and equipment related to CSK Aoyama building, etc.

Cash Flows From Financing activities

Net cash used by financing activities in this fiscal year under review was ¥11.54 billion, compared to net cash used in the previous fiscal year of ¥8.91 billion. Factors contributing to the difference of ¥2.62 billion in cash used include a reduction in the purchase of treasury stock, and active repayment of borrowings at the same time as altering our fund raising channels as one part of our financial measures.

As a result of the factors listed above, cash and cash equivalents as of 31st March, 2004, amounted to ¥71.02 billion, a rise of ¥25.39 billion compared to one year earlier.

Consolidated Balance sheets

CSK CORPORATION and Consolidated Subsidiaries
As of 31st March, 2002, 2003 and 2004

ASSETS	millions of yen 2002	millions of yen 2003	millions of yen 2004	thousands of U.S. dollars(Note 1) 2004
Current assets:				
Cash (Notes 2(3), 3 and 10)	¥ 57,197	¥ 40,907	**¥ 68,050**	**$ 643,860**
Notes and accounts receivable (Note 10)	63,414	66,116	**72,602**	**686,935**
Marketable securities (Notes 2(4), 3, 4 and 10)	15,540	14,276	**12,696**	**120,126**
Venture capital investments (Note 10)	3,821	4,188	**10,760**	**101,808**
Inventories (Notes 2(7) and 5)	7,884	9,588	**11,040**	**104,458**
Deferred income taxes (Notes 2(15) and 16)	7,315	4,593	**8,587**	**81,249**
Investments related to financial services (Note 6)	-	-	**21,567**	**204,058**
Other current assets	16,265	12,634	**12,220**	**115,620**
Allowance for doubtful accounts (Note 2(6))	(631)	(397)	**(165)**	**(1,560)**
Total current assets	170,805	151,905	**217,357**	**2,056,554**
Property and equipment, net of accumulated depreciation (Notes 2(8), 8 and 10)	34,848	37,672	**39,426**	**373,033**
Deferred charges and intangible assets (Note 2(9))	8,192	16,800	**18,801**	**177,887**
Investments and other assets:				
Investments in unconsolidated subsidiaries and affiliates (Note 7)	49,701	32,816	**5,277**	**49,930**
Investments in securities (Notes 2(4), 4 and 10)	30,031	29,739	**37,038**	**350,440**
Prepaid pension costs (Notes 2(13) and 12)	-	-	**5,478**	**51,833**
Deferred income taxes (Notes 2(15) and 16)	22,796	45,652	**31,771**	**300,607**
Other assets (Note 10)	24,206	31,834	**22,467**	**212,572**
Allowance for doubtful accounts (Note 2(6))	(1,601)	(1,251)	**(1,624)**	**(15,365)**
	125,133	138,790	**100,407**	**950,017**
Total assets	¥ 338,978	¥ 345,167	**¥ 375,991**	**$ 3,557,491**

The accompanying notes are an integral part of these statements.

Consolidated Balance sheets

CSK CORPORATION and Consolidated Subsidiaries
As of 31st March, 2002, 2003 and 2004

LIABILITIES AND SHAREHOLDERS' EQUITY	millions of yen 2002	millions of yen 2003	millions of yen 2004	thousands of U.S. dollars(Note 1) 2004
Current liabilities:				
Accounts payable (Note 10)	¥ 29,300	¥ 31,634	**¥ 39,638**	**$ 375,036**
Short-term bank loans payable (Notes 9 and 10)	77,773	59,158	**22,639**	**214,198**
Current portion of corporate bonds payable (Note 9)	-	800	**4,010**	**37,941**
Commercial paper (Note 9)	-	10,000	**-**	**-**
Accrued income taxes	2,983	2,827	**6,759**	**63,952**
Unearned revenue (Notes 2(18) and 10)	24,599	29,372	**30,058**	**284,400**
Accrued bonuses to employees (Note 2(10))	5,755	5,282	**5,525**	**52,275**
Allowance for relocation loss (Note 2(11))	-	1,316	**1,019**	**9,640**
Allowance for loss on liquidation of investments in subsidiaries (Note 2(12))	-	-	**236**	**2,235**
Other current liabilities (Note 2(16))	19,507	18,796	**19,540**	**184,883**
Total current liabilities	159,917	159,185	**129,424**	**1,224,560**
Long-term liabilities:				
Corporate bonds payable (Notes 9 and 10)	4,810	25,710	**43,200**	**408,742**
Convertible bonds payable (Note 9)	-	-	**23,000**	**217,618**
Long-term bank loans payable (Notes 9 and 10)	24,803	16,726	**10,500**	**99,347**
Accrued employees' retirement benefits (Notes 2(13) and 12)	7,380	6,982	**2,597**	**24,569**
Accrued directors' retirement benefits	324	326	**499**	**4,725**
Other long-term liabilities	6,032	5,504	**3,454**	**32,685**
Total long-term liabilities	43,349	55,248	**83,250**	**787,686**
Minority interests	40,913	42,862	**34,631**	**327,665**
Commitments and contingencies (Notes 2(19), 10, 15, 23 and 27)				
Shareholders' equity (Note 13):				
Common stock-				
Authorized: 298,000,000 shares				
Issued: 74,700,164 shares in 2002				
74,703,064 shares in 2003				
76,538,663 shares in 2004	69,029	69,034	**69,139**	**654,166**
Capital surplus	78,795	77,402	**34,968**	**330,857**
Retained earnings (Accumulated deficit)	(49,128)	(44,286)	**18,973**	**179,516**
Adjustment on revaluation of land (Note 2(22))	(2,110)	(1,582)	**-**	**-**
Unrealized gains (losses) on securities (Notes 2(4) and 4)	346	(312)	**8,592**	**81,293**
Foreign currency translation adjustments (Note 2(2))	(2,125)	(2,521)	**(219)**	**(2,068)**
Treasury stock, at cost (Note 14)	(8)	(9,863)	**(2,767)**	**(26,184)**
Total shareholders' equity	94,799	87,872	**128,686**	**1,217,580**
Total liabilities and shareholders' equity	¥ 338,978	¥ 345,167	**¥ 375,991**	**$ 3,557,491**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

CSK CORPORATION and Consolidated Subsidiaries
For each of the three years in the period ended 31st March, 2004

	millions of yen			thousands of U.S. dollars(Note 1)
	2002	2003	**2004**	**2004**
Sales and operating revenue (Note 2 (18))	¥ 423,704	¥ 357,505	**¥ 378,473**	**$ 3,580,969**
Costs and expenses:				
Operating costs (Notes 2(14) and 17)	350,287	294,693	**307,256**	**2,907,144**
Selling, general and administrative expenses (Notes 2(14) and 17)	58,023	40,719	**42,927**	**406,153**
Operating income	15,394	22,093	**28,290**	**267,672**
Other income (expenses):				
Interest and dividends income	856	499	**679**	**6,423**
Interest expenses	(1,924)	(1,072)	**(756)**	**(7,154)**
Gain on sales of investments in securities	13,386	3,295	**18,877**	**178,603**
Loss on sales of investments in securities	(4,907)	(320)	**(24)**	**(230)**
Loss on write-down of investments in securities (Note 18)	(1,353)	(15,182)	**(269)**	**(2,545)**
Dilution gain (Notes 2 (1) and 19)	3,295	425	**281**	**2,661**
Equity in net incomes (losses) of unconsolidated subsidiaries and affiliates (Note 7)	(7,688)	(3,629)	**1,164**	**11,010**
Relocation loss (Note 20)	-	(1,651)	**(1,097)**	**(10,379)**
Gain on sales of real estate (Note 21)	-	1,520	**-**	**-**
Loss on revision of retirement benefits plan costs (Notes 2(13) and 12)	-	-	**(4,270)**	**(40,397)**
Others, net	(17,139)	(4,808)	**(4,152)**	**(39,284)**
Income (loss) before income taxes and minority interests	(80)	1,170	**38,723**	**366,380**
Income taxes (Notes 2(15) and 16):				
Current	7,647	6,755	**9,985**	**94,474**
Deferred	(24,074)	(19,987)	**3,649**	**34,523**
	(16,427)	(13,232)	**13,634**	**128,997**
Income before minority interests	16,347	14,402	**25,089**	**237,383**
Minority interests in subsidiaries	(2,127)	(3,620)	**(3,665)**	**(34,675)**
Net income	¥ 14,220	¥ 10,782	**¥ 21,424**	**$ 202,708**
	Yen			U.S. dollars (Note 1)
Per share information:				
Basic earnings per share (Notes 2(21) and 25)	¥ 190.37	¥ 148.25	**¥ 283.85**	**$ 2.69**
Diluted earnings per share (Notes 2(21) and 25)	-	¥ 144.03	**¥ 273.91**	**$ 2.59**
Cash dividends (Note 2(21))	¥ 12.00	¥ 12.00	**¥ 15.00**	**$ 0.14**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

CSK CORPORATION and Consolidated Subsidiaries
For each of the three years in the period ended 31st March, 2004

	millions of yen							
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Adjustment on revaluation of land	Unrealized gains(losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of 31st March, 2001	¥ 69,029	¥ 78,795	¥ (62,220)	¥ -	¥ 1,753	¥ (2,251)	¥ (7)	¥ 85,099
Net income			14,220					14,220
Decrease due to changes in subsidiaries and affiliates			(188)					(188)
Adjustment on revaluation of land (Note 2(22))				(2,110)				(2,110)
Foreign currency translation adjustments (Note 2(2))						126		126
Unrealized losses on securities (Notes 2(4) and 4)					(1,407)			(1,407)
Cash dividends			(896)					(896)
Directors' and corporate auditors' bonuses			(44)					(44)
Purchase of treasury stock, net							(1)	(1)
Balance as of 31st March, 2002	69,029	78,795	(49,128)	(2,110)	346	(2,125)	(8)	94,799
Decrease due to adoption of Financial Accounting Standard Exposure No.1"Accounting Standard for Treasury Stock And Reduction of Legal Reserves" (Note 14)			(4,713)					(4,713)
Exercise of stock options	5	5						10
Loss on disposition of treasury stock		(1,398)						(1,398)
Net income			10,782					10,782
Increase due to changes in subsidiaries and affiliates			25					25
Adjustment on revaluation of land (Note 2(22))			(762)	528				(234)
Foreign currency translation adjustments (Note 2(2))						(396)		(396)
Unrealized losses on securities (Notes 2(4) and 4)					(658)			(658)
Cash dividends			(448)					(448)
Directors' and corporate auditors' bonuses			(42)					(42)
Purchase of treasury stock, net							(9,855)	(9,855)
Balance as of 31st March, 2003	¥ 69,034	¥ 77,402	¥ (44,286)	¥ (1,582)	¥ (312)	¥ (2,521)	¥ (9,863)	¥ 87,872

The accompanying notes are an integral part of these statements.

	millions of yen							
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Adjustment on revaluation of land	Unrealized gains(losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of 31st March, 2003	¥ 69,034	¥ 77,402	¥ (44,286)	¥ (1,582)	¥ (312)	¥ (2,521)	¥ (9,863)	¥ 87,872
Issuance of common stock for share exchange		4,491						4,491
Exercise of stock options	105	105						210
Cash dividends		(852)	(453)					(1,305)
Loss on disposition of treasury stock		(1,089)						(1,089)
Transfers to retained earnings from capital surplus		(44,900)	44,900					-
Net income			21,424					21,424
Decrease due to changes in subsidiaries and affiliates		(189)	(2,579)					(2,768)
Adjustment on revaluation of land (Note 2(22))				1,582				1,582
Foreign currency translation adjustments (Note 2(2))						2,302		2,302
Unrealized losses on securities (Notes 2(4) and 4)					8,904			8,904
Directors' and corporate auditors' bonuses			(33)					(33)
Purchase of treasury stock, net							7,096	7,096
Balance as of 31st March, 2004	**¥ 69,139**	**¥ 34,968**	**¥ 18,973**	**¥ -**	**¥ 8,592**	**¥ (219)**	**¥ (2,767)**	**¥ 128,686**

	thousands of U.S. dollars (Note 1)							
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Adjustment on revaluation of land	Unrealized gains(losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of 31st March, 2003	$ 653,176	$ 732,349	$ (419,021)	$ (14,967)	$ (2,952)	$ (23,851)	$ (93,327)	$ 831,407
Issuance of common stock for share exchange		42,497						42,497
Exercise of stock options	990	990						1,980
Cash dividends		(8,061)	(4,285)					(12,346)
Loss on disposition of treasury stock		(10,308)						(10,308)
Transfers to retained earnings from capital surplus		(424,831)	424,831					-
Net income			202,708					202,708
Decrease due to changes in subsidiaries and affiliates		(1,779)	(24,403)					(26,182)
Adjustment on revaluation of land (Note 2(22))				14,967				14,967
Foreign currency translation adjustments (Note 2(2))						21,783		21,783
Unrealized losses on securities (Notes 2(4) and 4)					84,245			84,245
Directors' and corporate auditors' bonuses			(314)					(314)
Purchase of treasury stock, net							67,143	67,143
Balance as of 31st March, 2004	**$ 654,166**	**$ 330,857**	**$ 179,516**	**$ -**	**$ 81,293**	**$ (2,068)**	**$ (26,184)**	**$ 1,217,580**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

CSK CORPORATION and Consolidated Subsidiaries
For each of the three years in the period ended 31st March, 2004

	millions of yen			thousands of U.S. dollars(Note 1)
	2002	2003	**2004**	**2004**
Cash flows from operating activities:				
Income (Loss) before income taxes and minority interests	¥ (80)	¥ 1,170	**¥ 38,723**	**$ 366,380**
Adjustments for -				
Depreciation	6,639	5,555	**6,300**	**59,605**
Amortization of goodwill	5,106	1,097	**823**	**7,789**
Increase (Decrease) in allowances	4,829	(144)	**-**	**-**
Increase (Decrease) in accrued employees' retirement benefits and decrease (increase) in prepaid pension costs	-	-	**(9,892)**	**(93,597)**
Increase (Decrease) in other allowances	-	-	**521**	**4,926**
Interest and dividend income	(856)	(497)	**(679)**	**(6,423)**
Interest expenses	1,924	1,072	**756**	**7,154**
Equity in net losses (gains) of unconsolidated subsidiaries and affiliates	7,688	3,629	**(1,164)**	**(11,010)**
Dilution gain	(3,296)	(425)	**(281)**	**(2,661)**
Loss (Gain) on sales of investments in securities	(8,174)	(2,976)	**(18,853)**	**(178,373)**
Loss on write-down of investments in securities	1,353	15,182	**269**	**2,545**
Loss (Income) from investments in partnerships	1,117	1,314	**(881)**	**(8,335)**
Decrease (Increase) in accounts receivable	(6,504)	(1,706)	**(6,690)**	**(63,300)**
Decrease (Increase) in inventories	4,612	(1,704)	**(1,443)**	**(13,656)**
Decrease (Increase) in venture capital investments	(89)	(1,598)	**(643)**	**(6,085)**
Decrease (Increase) in investments related to financial services (Note 3(4))	-	-	**(18,927)**	**(179,079)**
Increase (Decrease) in accounts payable	(1,889)	2,163	**8,340**	**78,914**
Others	12,200	3,435	**5,753**	**54,432**
Subtotal	24,580	25,567	**2,032**	**19,226**
Interest and dividends income received	936	500	**694**	**6,566**
Interest expenses paid	(1,862)	(1,072)	**(1,039)**	**(9,834)**
Payment for settlement of litigation, net	(22)	-	**-**	**-**
Income taxes paid	(14,638)	(5,175)	**(6,054)**	**(57,278)**
Net cash provided (used) by operating activities	8,994	19,820	**(4,367)**	**(41,320)**
Cash flows from investing activities:				
Increase (Decrease) in time deposit, net	(3,333)	2,279	**(245)**	**(2,318)**
Net proceeds from sales and purchases of marketable securities	4,849	3,079	**4,325**	**40,924**
Increase (Decrease) in short-term loans receivable, net	(492)	(302)	**2,572**	**24,337**
Purchase of property and equipment	(7,284)	(8,043)	**(9,547)**	**(90,325)**
Proceeds from sales of property and equipment	2,891	720	**2,980**	**28,196**
Purchase of intangible assets	(2,531)	(12,368)	**(2,056)**	**(19,455)**
Purchase of investments in securities	(11,485)	(14,600)	**(14,325)**	**(135,537)**
Proceeds from sales of investments in securities	17,967	6,755	**52,198**	**493,877**
Expenditure for sales of subsidiaries	(7,094)	-	**-**	**-**
Increases in long-term loans receivable	(470)	(587)	**(2,031)**	**(19,216)**
Decrease in long-term loans receivable	1,314	49	**60**	**564**
Others (Note 3(4))	1,839	(5,500)	**6,819**	**64,517**
Net cash provided (used) by investing activities	(3,829)	(28,518)	**40,750**	**385,564**

The accompanying notes are an integral part of these statements.

	millions of yen			thousands of U.S. dollars(Note 1)
	2002	2003	**2004**	**2004**
Cash flows from financing activities:				
Increase (Decrease) in short-term bank loans, net	(46,043)	(7,403)	**(44,811)**	**(423,986)**
Proceeds from long-term debt	36,073	23,109	**44,126**	**417,503**
Repayment of long-term debt	(17,226)	(10,693)	**(8,340)**	**(78,913)**
Issuance of common stock	8,568	642	**628**	**5,943**
Purchase of treasury stock (Note 3(3))	(4)	(13,418)	**(604)**	**(5,718)**
Proceeds from sales of treasury stock	2	-	**-**	**-**
Cash dividends paid	(1,476)	(1,160)	**(1,990)**	**(18,828)**
Others	(171)	10	**(546)**	**(5,161)**
Net cash used by financing activities	(20,277)	(8,913)	**(11,537)**	**(109,160)**
Effect of exchange rate changes on cash and cash equivalents	50	5	**2**	**16**
Net increase (decrease) in cash and cash equivalents	(15,062)	(17,606)	**24,848**	**235,100**
Cash and cash equivalents, at beginning	77,527	63,182	**45,624**	**431,677**
Cash and cash equivalents of initially consolidated subsidiaries, at beginning (Note 2(1))	-	48	**-**	**-**
Cash and cash equivalents of initially consolidated subsidiaries, at end (Note 2(1))	1,066	-	**356**	**3,374**
Cash and cash equivalents of subsidiaries removed from consolidation, at beginning (Notes 2(1) and 3(2))	(349)	-	**-**	**-**
Increase in cash and cash equivalents by merger, at end (Note 2(1))	-	-	**187**	**1,770**
Cash and cash equivalents, at end (Notes 2(3) and 3(1))	¥ 63,182	¥ 45,624	**¥ 71,015**	**$ 671,921**

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

CSK CORPORATION and Consolidated Subsidiaries

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of CSK CORPORATION (the "Company") and Consolidated Subsidiaries (collectively, the "Group") are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. The accounting records of overseas consolidated subsidiaries are maintained in accordance with generally accepted accounting principles prevailing in the respective regions in which they were incorporated. In general, no adjustments on the accounts of overseas consolidated subsidiaries are reflected in the accompanying consolidated financial statements to comply with the Japanese accounting principles followed by the Company and domestic consolidated subsidiaries.

The accompanying consolidated financial statements incorporate certain reclassifications of figures from those included in the Annual Security Report in order to present in a form more familiar to the readers outside Japan. In addition, the notes to consolidated financial statements include certain information which is not required under generally accepted accounting principles in Japan but is presented herein as additional information.

The amounts presented in the consolidated financial statements are rounded to the nearest million yen.

The U.S. dollar amounts in the accompanying consolidated financial statements are included solely for convenience of readers outside Japan. The rate of ¥105.69 = US$1.00, the rate of exchange on 31st March, 2004, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen has been or could be readily converted, realized or settled into U.S. dollars at that rate or any other rate.

Certain amounts in the accompanying consolidated financial statements from prior years have been reclassified to conform to the current year presentation.

2. Summary of significant accounting policies

(1) Consolidation and investments in affiliates

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries under its control.

Under the current effective control approach, companies controlled by the Company are consolidated regardless of the ownership percentage, and companies influenced by the Company in material degree on their financial, operating, or business policies through investment, personnel, financing, technology, trading or other relationship are accounted for as affiliates regardless of the ownership percentage.

The list of consolidated subsidiaries as of and for the year ended 31st March, 2004 is as follows:

Name of subsidiary
Domestic Subsidiaries:
BUSINESS EXTENSION CORPORATION
JIEC Co., Ltd.
CSI Co., Ltd.
SUPER SOFTWARE COMPANY LTD.
NextCom K.K.
ServiceWare Corporation
ServiceWare Kyushu Corporation *
Livecom Corporation
CSK Network Systems Corporation
(On 1st April, 2004, CSK Network Systems Corporation divided part of business and established CSK Network Systems Corporation newly, and then merging other remaining business into CSK CORPORATION)
QUO CARD Co., Ltd.
Japan Future Information Technology & Systems Co., Ltd.
Tradeone Systems Co., Ltd. *
CSK FIELD SERVICES CO., LTD.
BELLSYSTEM 24, INC.
One to One Direct Co, Inc. *
SPORTS DATA Corporation *
Otenki.com, Inc. *
CSK FINANCE CO., LTD. *
CVC Business Co., Ltd.
CSK VENTURE CAPITAL CO., LTD. *
ANT,Inc.
Light Works Corporation *
ISAO CORPORATION
VeriServe Corporation *
CSK Communications Corporation *
Fukui CSK Corporation *
SHIMANE CSK CORPORATION *
IWATE CSK CORPORATION *
FUKUOKA CSK CORPORATION *
HOKKAIDO CSK CORPORATION *
CSK BUSSINESS SERVICE CORPORATION *
CSK SYSTEM MANAGEMENT CORPORATION *
Overseas Subsidiaries:
CSK Software AG
Kibo Group, Inc.

*VeriServe Corporation and ServiceWare Kyushu Corporation were established in fiscal year 2002 and therefore were newly consolidated from fiscal year 2002.

Light Works Corporation was newly consolidated at the beginning of fiscal year 2002 due to acquisition of stocks.

OKINAWA CSK CORPORATION, CSK SYSTEMS OKINAWA CORPORATION and CSK Communications Corporation had become material in the consolidated financial statements of the Group due to the Company's acquisition of additional stock of those companies. As a result, those companies were newly consolidated at the end of fiscal year 2002.

CSK SYSTEMS OKINAWA CORPORATION merges with OKINAWA CSK CORPORATION on 1st December, 2002 and changed its corporate name to OKINAWA CSK CORPORATION.

FUKUOKA CSK CORPORATION was newly consolidated at the beginning of fiscal year 2003 due to having come to have materiality.

CSK BUSSINESS SERVICE CORPORATION and CSK SYSTEM MANAGEMENT CORPORATION were established in fiscal year 2004 and therefore were newly consolidated from fiscal year 2004. One to One Direct Co, Inc., SPORTS DATA Corporation, Otenki.com, Inc., Fukui CSK Corporation, SHIMANE CSK CORPORATION, IWATE CSK CORPORATION and HOKKAIDO CSK CORPORATION were newly consolidated at the end of fiscal year 2004 due to having come to have materiality. Tradeone Systems Co., Ltd. had become a consolidated subsidiary due to acquisition of the additional stock of the company by Japan Future Information Technology & Systems Co., Ltd., a subsidiary of the company, in fiscal year 2004. Therefore, it was newly consolidated at the end of fiscal year 2004 and operating results are reflected in the consolidated financial statements by the equity method.

On 1st May, 2003, CSK VENTURE CAPITAL CO., LTD. changed its corporate name to CSK FINANCE CO., LTD., and simultaneously divested a part of its business and established CSK VENTURE CAPITAL CO., LTD., which was consolidated from fiscal year 2004. On 5th January, 2004, CSK Kosan Corporation merged with CSK FINANCE CO., LTD. and changed its corporate name to CSK FINANCE CO., LTD. Also on 1st February, 2004, CSK Communications Corporation merged with OKINAWA CSK CORPORATION.

The Company accounts for investments in non-consolidated subsidiaries and affiliates under the cost method as their total assets, sales, net income, and retained earnings were immaterial to the consolidated financial statements of the Group.

All overseas subsidiaries have fiscal year end of 31st December. BELLSYSTEM 24, INC., which has a fiscal year end of 31st May, performs tentative annual closing and prepared consolidated financial statements as of and for the year ended 29th February for consolidation purposes. All other subsidiaries have 31st March year-end. Subsidiaries are consolidated based on their respective fiscal year end except for BELLSYSTEM 24, INC., which is consolidated as of and for the year ended 29th February.

ISAO CORPORATION changed its fiscal year-end from 31st December to 31st March, and the consolidated financial statements for fiscal year 2002, therefore, reflect the results of 15-month operations.

JIEC Co., Ltd. changed its fiscal year end from 31st December to 31st March, and the consolidated financial statements for fiscal year 2003, therefore, reflected the results of 15-month operations.

Necessary adjustments are recorded to the accompanying consolidated financial statements for significant transactions during the period between these subsidiaries' fiscal year-end dates and the balance sheet dates.

All significant intercompany transactions and accounts and unrealized intercompany profits are eliminated on consolidation.

On occasion, a consolidated subsidiary or an affiliate accounted for under the equity method may issue its common shares to third parties either in a public offering or upon conversion of convertible bonds, or may acquire its treasury stock. Such transactions result in reduction of the Group's ownership position of the subsidiary or the affiliate. With respect to such transactions, the resulting gains and losses arising from the change in ownership ratio are recognized as "Dilution gain (loss)" for the year when the change in ownership ratio transaction occurs.

The assets and liabilities of a newly consolidated subsidiary are marked to fair value at the time the Company is deemed to have gained control. Material excess of cost over such value of investments in subsidiaries is recognized as goodwill and is amortized over 5 years. Immaterial excess is fully charged to income as amortization of goodwill for the year such transactions occurs. Amortization of goodwill is included in "Selling, general, and administrative expenses" in the consolidated statements of income.

(2) Translation of foreign currency balances and transactions

Foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Receivables and payables denominated in foreign currencies are translated at the current exchange rates at balance sheet dates.

All the assets and liabilities of foreign subsidiaries are translated at current rates at the respective balance sheet dates. All the income and expense accounts are also translated at current rates at the respective balance sheet dates.

Adjustments arising from translating financial statements of overseas subsidiaries denominated in foreign currencies into Japanese yen, are recorded as a component of shareholders' equity and minority interests in the consolidated balance sheets.

(3) Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, "Cash and cash equivalents" consists of cash on hands, demand deposits, and certain investments with original maturity of three months or less with virtually no risk of loss of values.

(4) Marketable securities and investments in securities

Trading securities, which are held for the purpose of earning capital gains in near time, are reported at fair value, and the related unrealized gains and losses are included in earnings. The Group has no trading securities as of 31st March, 2002, 2003 and 2004. Held-to-maturity securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost. Securities other than trading securities and held-to-maturity securities are classified as available-for-sale securities. Available-for-sale securities that are publicly traded are reported at fair market value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. Available-for-sale securities that are not publicly traded are stated at cost; cost being determined using the moving-average method.

(5) Derivatives and hedging activities

The Group uses derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, foreign currency options, foreign currency swaps, interest rate swaps and interest rate caps are utilized by the Group to reduce foreign exchange and interest rate risks. The Group does not enter into derivatives for trading purposes or speculative purposes.

All derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are included in earnings. For derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until the maturity of the hedged transactions. With regard to accounting method for hedge transaction, deferred hedge accounting is adopted.

(6) Allowance for doubtful accounts

"Allowance for doubtful accounts" is maintained for the amounts deemed uncollectible based on solvency analyses and for estimated delinquency based on collection rates projected from historical credit loss experiences, and for the amounts to cover specific accounts that are estimated to be uncollectible.

(7) Inventories

Items in "Inventories" are principally stated at cost, with cost determined using the specific identification or moving-average methods.

(8) Property and equipment

"Property and equipment", including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs including minor renewals and betterments are charged to income as incurred. For the Company and domestic subsidiaries, depreciation is computed using the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by Japanese Income Tax Law, except for buildings acquired after 1st April, 1998 which are depreciated using the straight-line method. For overseas subsidiaries, depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(9) Deferred charges and intangible assets

"Deferred charges and intangible assets" includes term land leasehold, capitalized software costs and goodwill. Term land leasehold, capitalized software costs and goodwill are carried at cost less accumulated amortization. Term land leasehold is amortized using the straight-line method over the estimated base on the contract period. Capitalized costs for software for internal use are amortized using the straight-line method over the estimated useful life of the software. Goodwill is amortized using the straight-line method over 5 years.

Costs associated with issuance of common shares and corporate bonds are expensed as incurred.

(10) Accrued bonuses to employees

"Accrued bonuses to employees" represents bonuses to employees expected to be paid for their services rendered prior to the balance sheet date.

(11) Allowance for relocation loss

"Allowance for relocation loss" is calculated based on the estimated losses on the disposal of fixed assets, recovery expenses and other relocation losses.

(12) Allowance for loss on liquidation of investments in subsidiaries

"Allowance for loss on liquidation of investments in subsidiaries" is calculated based on the estimated losses expected to incur upon discontinuance of business of a subsidiary.

(13) Accrued employees' retirement benefits

"Accrued employees' retirement benefits", the cumulative accrued net pension cost in excess of cumulative employer contributions, are calculated based on the estimated retirement obligations less estimated plan assets at the end of fiscal year.

At the Company and some of its consolidated subsidiaries, when "Plan assets" exceed an amount of "Projected benefit obligations" minus both "Unrecognized net translation" and "Unrecognized actuarial net loss", the amount in excess is accounted for as "Prepaid pension costs" included in "Investments and other assets".

The net transition amount at the adoption of the new accounting standard for the retirement benefits is amortized mainly over 15 years using the straight-line method.

Unrecognized actuarial net loss is amortized mainly using the straight-line method over the average remaining service period and amortization is started from the following fiscal year of the year when incurred.

Unrecognized prior service cost is amortized mainly over one year.

On 1st March, 2003, the Company and some of its consolidated subsidiaries obtained an approval from the Minister of Health, Labor and Welfare for exemption from the payment of future benefit obligation by returning relevant pension fund assets to the government. Consequently the projected benefit obligation and the corresponding fund assets under that scheme were accounted for as if extinguished on that date in accordance with the Japanese accounting standards. For details of the effect of this process, refer to Note 12.

On 1st April, 2004, the Company and some of its consolidated subsidiaries shifted a portion of the existing defined benefits pension plan to a defined contribution pension plan in line with the implementation of the defined contribution pension law, applying "Accounting procedures related to shifts between retirement benefits plan" (Financial Accounting Standards Implementation Guidance No. 1).

As the revision date of the relevant rules and regulations falls within this fiscal year, the Company and some of its consolidated subsidiaries accounted for other expenses of ¥4,270 million following the partial cessation of the employee retirement benefits plan. Some of the other consolidated subsidiaries, which will account for in the following fiscal year, also expects to incur a profit.

(14) Research and development costs

Research and development costs are charged to income as incurred.

(15) Income taxes

The Group adopted the asset and liability method for accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to be reversed.

(16) Consumption taxes

Consumption taxes are imposed at a flat rate of 5% on all domestic consumption of goods and services.

The consumption taxes imposed on the Group's sales to customers are withheld by the Group at the time of sale and are paid to the national government subsequently. The consumption taxes withheld from sales are not included in "Sales and operating revenue" but are recorded as a liability and included in "Other current liabilities".

The consumption taxes imposed on the Group's purchases of products, merchandise and services from vendors are not included in costs and expenses but are offset against consumption taxes withheld.

(17) Consolidated tax system

A consolidated tax system has been adopted since fiscal year 2004.

(18) Revenue recognition

a. Computer services

The Group provides customers with services relating to programming, software development for EDP systems, computer operations and various data processing. The services are provided either under fixed-amount contracts or hourly-rate contracts. Under the fixed-amount contracts, the Group recognizes revenue when the services are completed and accepted by the customers. Under the hourly-rate contracts, the Group recognizes revenue as it is accrued by multiplying the agreed rates by the number of hours worked. Revenue for data entry services is determined by multiplying the fixed-rate by the volume of processed data.

b. Computer and other product sales

Overseas sales are recorded at the time of shipment. Domestic sales of computers and related supplementary equipment are recorded at the time of acceptance by the customers. Domestic retail sales of personal computers, auxiliary parts and other items are recorded at the time of shipment.

c. Publication

Sales of books and magazines are recorded when goods are shipped. Advertising revenue is recognized when magazines containing customers' advertisement are shipped. Sales returns and allowances are recorded as a reduction to gross profits.

(This segment is not included in the fiscal year 2003, as ASCII CORPORATION was excluded from consolidation at the end of the fiscal year 2002.)

d. Prepaid card sales

All the activities of the prepaid card sales are carried out by QUO CARD Co., Ltd ("QUO"). QUO recognizes sales of prepaid cards at face amounts when they are issued. Cost of sales is recorded based on the usage of cards and recorded estimated additional cost of sales for the unused portion of card.

Effective 1st April, 2001, QUO recorded estimated additional cost of sales for the unused portion of cards in conformity with Japanese Tax Law requiring to take into consideration the year in which cards are sold. According to this, QUO calculated the estimated amount of cards' usage based on the rates of cards' usage in previous years. This change resulted in a decrease in gross profit and operating income of ¥667 million, respectively compared with what would have been under the former method. In addition, loss before income taxes and minority interests increased by ¥1,309 million due to ¥641 million of prior period adjustment recorded as an extraordinary item.

(19) Leases

Finance leases, other than those which involve transferring of ownership of the leased assets to the lessee, are accounted for in a manner similar to operating leases.

(20) Appropriation of (accumulated deficit) retained earnings

Appropriation of (accumulated deficit) retained earnings reflected in the accompanying consolidated financial statements is recorded after approval by the shareholders as required by the Japanese Commercial Code.

(21) Dividends and earnings per share

The amount of dividends distributed is determined based on unrestricted retained earnings on non-consolidated balance sheets.

"Basic earnings per share" is computed by dividing income applicable to "Common stock" by weighted-average number of shares of common stock outstanding during each year. "Diluted earnings per share" reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares.

Effective from 1st April, 2002 , the Group adopted Accounting Standard No.2"Accounting Standard for Earnings per Share" and Financial Accounting Standards Implementation Guidance No.4"Implementation Guidance for application of Accounting Standard for Earnings per Share".

For details of the effect of the change, refer to Note 25.

(22) Adjustment on revaluation of land

The adjustment on revaluation of land recorded as a component of shareholders' equity in the consolidated balance sheets concerns SEGA CORPORATION. However there was no outstanding amount at the end of fiscal year 2004, because SEGA CORPORATION was excluded from application of equity method.

In accordance with the Land Revaluation Law, land used for business operations was revalued. In accordance with Article 119 of the 1998 Cabinet Order Article 2-3 and 2-5 of the Enforcement Ordinance relating to the Land Revaluation Law, the revaluation was performed by the method of calculating the value along with reasonable adjustments and by estate surveyors.

The adoption of the Land Revaluation Law was optional, not mandatory. The Company, its subsidiaries and the other affiliates do not adopt this law.

(23) Accounting standard for impairment of fixed assets

On 9th August, 2002, the Business Accounting Council in Japan issued "Opinion on Establishment of Asset-Impairment Accounting Standards", which requires that certain fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the criterion for impairment recognition is met, an impairment loss as the difference between the carrying amount and the higher of net discounted future cash flows or market value of the asset shall be recognized in the consolidated statements of income. In the case of the Group, this standard shall be effective for the fiscal year beginning 1st April, 2005, and an earlier adoption for the fiscal year beginning 1st April, 2004 is permitted. The Group is currently in the process of assessing the impact on the Group's consolidated financial statements from adoption of this standard.

3. Consolidated statements of cash flows

(1) Reconciliation of "Cash" to "Cash and cash equivalents"

"Cash" as of 31st March, 2002, 2003 and 2004 on the consolidated balance sheets and "Cash and cash equivalents" at 31st March, 2002, 2003 and 2004 on the consolidated statements of cash flows are reconciled as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2002	2003	**2004**	**2004**
Cash	¥ 57,197	¥ 40,907	**¥ 68,050**	**$ 643,860**
Marketable securities	15,540	14,276	**12,696**	**120,127**
Less: Time deposits with original maturities of more than three months or those submitted as collateral for loans	(2,136)	(157)	**(502)**	**(4,750)**
Less: Equity securities and other marketable securities with original maturities of more than three months	(7,419)	(9,402)	**(9,229)**	**(87,316)**
Cash and cash equivalents	¥ 63,182	¥ 45,624	**¥ 71,015**	**$ 671,921**

(2) Outlines of the representative removed subsidiaries' assets and liabilities (consolidated basis) as of removal date

ASCII CORPORATION as of 31st March, 2002 (removal date)

	millions of yen
Current assets	¥ 20,367
Other assets	3,039
Total assets	¥ 23,406
Current liabilities	¥ 17,344
Long-term liabilities	10,151
Total liabilities	¥ 27,495

CSK ELECTRONICS CORPORATION as of 31st March, 2002 (removal date)

	millions of yen
Current assets	¥ 6,801
Other assets	2,918
Total assets	¥ 9,719
Current liabilities	¥ 5,916
Long-term liabilities	93
Total liabilities	¥ 6,009

(3) Expenditure for acquisition of treasury stock by consolidated subsidiaries is included in "purchase of treasury stock".

(4) Decrease (Increase) in investments related to financial services

"Others" in "Cash flows from investing activities" has been included in "Decrease (Increase) in investments related to financial services" in "Cash flows from operating activities" in fiscal year 2004, because the financial service business has expanded.

Distribution from "Others" in the previous fiscal year is included in "Others" in this fiscal year.

4. Marketable securities and Investments in securities

"Marketable securities" and "Investments in securities", of which the aggregate costs, unrealized gains and losses and fair market values pertaining to held-to-maturity securities and available-for-sale securities as of 31st March, 2002 were as follows:

	millions of yen			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale-				
Equity securities	¥ 5,859	¥ 2,096	¥ 141	¥ 7,814
Debt securities	6,352	2	1,503	4,851
Others	5,928	13	1,193	4,748
	¥ 18,139	¥ 2,111	¥ 2,837	¥ 17,413
Held- to- maturity-				
Debt securities	¥ 12,214	¥ 133	¥ 1	¥ 12,346

At 31st March, 2002, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities.

In addition, unrealized gains on investment in partnerships of ¥299 million, net of tax effect, is included in "Unrealized gains(losses) on securities" on the consolidated balance sheet and is excluded from this disclosure.

Proceeds from sales of available-for-sale securities were ¥8,938 million for the year ended 31st March, 2002. On those sales, gross realized gains computed on the average cost basis were ¥5,904 million and gross realized losses were ¥1,675 million.

Major components of debt and equity securities whose fair market values are not readily determinable as of 31st March, 2002 were as follows:

	millions of yen
Available-for-sale securities:	
Money management fund	¥ 8,321
Unlisted stock	9,283
Unlisted bonds	590
Investments in unconsolidated subsidiaries and affiliates	4,012

The redemption schedule of debt and equity securities as of 31st March, 2002 were as follows:

	millions of yen Available-for-sale and Held-to-maturity
Due within 1 year	¥ 7,218
Due after 1 year through 5 years	9,325
Due after 5 years through 10 years	2,531
Due after 10 years	-
	¥ 19,074

"Marketable securities" and "Investments in securities", of which the aggregate costs, unrealized gains and losses and fair market values pertaining to held-to-maturity securities and available-for-sale securities as of 31st March, 2003 were as follows:

	millions of yen			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale-				
Equity securities	¥ 4,427	¥ 1,349	¥ 996	¥ 4,780
Debt securities	8,104	23	570	7,557
Others	3,281	11	220	3,072
	¥ 15,812	¥ 1,383	¥ 1,786	¥ 15,409
Held- to- maturity-				
Debt securities	¥ 16,625	¥ 80	¥ 2	¥ 16,703

At 31st March, 2003, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities.

In addition, unrealized losses on investment in partnerships of ¥92 million, net of tax effect, is included in "Unrealized gains on securities" on the consolidated balance sheet and is excluded from this disclosure.

Proceeds from sales of available-for-sale securities were ¥10,612 million for the year ended 31st March, 2003. On those sales, gross realized gains computed on the average cost basis were ¥3,293 million and gross realized losses were ¥141 million.

Major components of debt and equity securities whose fair market values are not readily determinable as of 31st March, 2003 were as follows:

	millions of yen
Available-for-sale securities:	
Money management fund	¥ 3,577
Unlisted stock	9,089
Unlisted bonds	545
Commercial paper	1,497
Investments in unconsolidated subsidiaries and affiliates	5,171

The redemption schedule of debt and equity securities as of 31st March, 2003 were as follows:

	millions of yen Available-for-sale and Held-to-maturity
Due within 1 year	¥ 10,278
Due after 1 year through 5 years	15,179
Due after 5 years through 10 years	2,004
Due after 10 years	-
	¥ 27,461

"Marketable securities" and "Investments in securities", of which the aggregate costs, unrealized gains and losses and fair market values pertaining to held-to-maturity securities and available-for-sale securities as of 31st March, 2004 were as follows:

	millions of yen			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale-				
Equity securities	¥ 4,302	¥ 5,829	¥ 491	¥ 9,640
Debt securities	6,988	445	197	7,236
Others*	2,713	6,494	150	9,057
	¥ 14,003	¥ 12,768	¥ 838	¥ 25,933
Held- to- maturity-				
Debt securities	¥ 18,053	¥ 51	¥ 35	¥ 18,069

	thousands of U.S. dollars (Note 1)			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale-				
Equity securities	$ 40,707	$ 55,146	$ 4,646	$ 91,207
Debt securities	66,116	4,216	1,866	68,466
Others*	25,667	61,447	1,415	85,699
	$ 132,490	$ 120,809	$ 7,927	$ 245,372
Held- to- maturity-				
Debt securities	$ 170,807	$ 486	$ 335	$ 170,958

* Investment in partnerships managed by CSK VENTURE CAPITAL CO., LTD., which is included in "Venture capital investments" on the consolidated balance sheets, is included in "Others".

At 31st March, 2004, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities.

In addition, unrealized gains on investment in partnerships of ¥2,104 million, net of tax effect, is included in "Unrealized gains(losses) on securities" on the consolidated balance sheets and is excluded from the schedule above.

Proceeds from sales of available-for-sale securities were ¥9,952 million for the year ended 31st March, 2004. On those sales, gross realized gains computed on the average cost basis were ¥6,664 million and gross realized losses were ¥24 million.

Major components of debt and equity securities whose fair market values are not readily determinable as of 31st March, 2004 were as follows:

	millions of yen	thousands of U.S. dollars (Note 1)
Available-for-sale securities:		
Money management fund	¥ 3,468	$ 32,810
Unlisted stock	10,150	96,033
Unlisted bonds	628	5,943
Commercial paper	1,497	14,160
Beneficial interest in trust	400	3,781
Investment in partnerships	299	2,826
Investments in unconsolidated subsidiaries and affiliates	3,802	35,969

The redemption schedule of debt and equity securities as of 31st March, 2004 were as follows:

	millions of yen	thousands of U.S. dollars (Note 1)
	Available-for-sale and Held-to-maturity	Available-for-sale and Held-to-maturity
Due within 1 year	¥ 8,828	$ 83,533
Due after 1 year through 5 years	17,693	167,402
Due after 5 years through 10 years	1,935	18,311
Due after 10 years	341	3,225
	¥ 28,797	$ 272,471

5. Inventories

At 31st March, 2002, 2003 and 2004, the Group's inventories consisted of the following:

	millions of yen			thousands of U.S. dollars (Note 1)
	2002	2003	**2004**	**2004**
Goods for resale	¥ 4,015	¥ 5,542	**¥ 5,377**	**$ 50,875**
Systems in progress	3,783	3,811	**5,486**	**51,905**
Others	86	235	**177**	**1,678**
	¥ 7,884	¥ 9,588	**¥ 11,040**	**$ 104,458**

6. Investments related to financial services

"Investments related to financial services" is mainly investments in anonymous associations, a legal structure similar to a limited partnership, amounting to ¥18,592 million. The classification of "Investments related to financial services" is changed from "Investments and other assets" at the end of fiscal year 2003 to "Current assets" at the beginning of fiscal year 2004, because the financial service business has expanded.

7. Investments in unconsolidated subsidiaries and affiliates

At 31st March, 2002, 2003 and 2004, investments in unconsolidated subsidiaries and affiliates under the equity method are as follows:

	2002		2003		**2004**	
	Equity* Ownership (%)	Capital Stock (millions of yen)	Equity* Ownership (%)	Capital Stock (millions of yen)	Equity* Ownership (%)	Capital Stock (millions of yen)
Domestic Affiliates:						
Sega Logistics Services Co., Ltd.**	25.0	¥ 200	-	¥ -	**-**	**¥ -**
SEGA CORPORATION***	25.8	125,407	25.3	127,583	**-**	**-**
Spike Co., Ltd.**	18.6	435	-	-	**-**	**-**
Financial System Service Provider Co., Ltd.****	-	-	-	-	**38.8**	**800**

* Includes direct and indirect ownership

** Sega Logistics Services Co., Ltd. and Spike Co., Ltd. were excluded from the equity method as of 30th September,2002 because all the ownership were sold to third parties.

*** SEGA CORPORATION was excluded from application of equity method due to the sale of ownership to third parties at the beginning of the second half of fiscal year 2004.

**** The equity method was newly applied to Financial System Service Provider Co., Ltd. as of 1st April, 2003 due to the increase in materiality.

Investments in other unconsolidated subsidiaries and affiliates are immaterial to the consolidated financial statements of the Group and are therefore accounted for under the cost method.

8. Property and equipment

"Property and equipment" as of 31st March, 2002, 2003 and 2004 consisted of the following:

	millions of yen			thousands of U.S. dollars (Note 1)
	2002	2003	**2004**	**2004**
Buildings and structures	¥ 27,358	¥ 30,749	**¥ 36,040**	**$ 340,998**
Others	18,648	17,807	**17,388**	**164,520**
	46,006	48,556	**53,428**	**505,518**
Less: Accumulated depreciation	(26,235)	(27,259)	**(27,623)**	**(261,357)**
	19,771	21,297	**25,805**	**244,161**
Land	15,003	15,597	**13,493**	**127,661**
Construction in progress	74	778	**128**	**1,211**
	¥ 34,848	¥ 37,672	**¥ 39,426**	**$ 373,033**

9. Short-term and long-term debts

(1) Short-term bank loans payable and Commercial paper

The weighted-average interest rate for the "Short-term bank loans payable" were 1.1%, 0.8% and 1.4% as of 31st March, 2002, 2003 and 2004, respectively.

The weighted-average interest rate for the "Commercial paper" was 0.2% as of 31st March, 2003.

It is normal business custom in Japan for short-term bank loans payable to be rolled over each year.

The "Commercial paper" was redeemed in fiscal year 2004.

(2) Long-term bank loans payable

The weighted-average interest rate for the "Long-term bank loans payable" were 1.8%, 1.5% and 1.4% as of 31st March, 2002, 2003 and 2004, respectively. ¥6,230 million is shown at "Short-term bank loans payable" in the consolidated balance sheets. Repayment schedule of the "Long-term bank loans payable" for the next five years is as follows:

Years ending 31st March	millions of yen	thousands of U.S. dollars (Note 1)
2005	¥ 6,230	$ 58,941
2006	6,000	56,770
2007	4,500	42,577
2008	-	-
2009	-	-

(3) Bonds, Convertible bonds payable and Bonds with detachable warrants

"Bonds", "Convertible bonds payable" and "Bonds with detachable warrants" as of 31st March, 2002, 2003 and 2004 consisted of the following:

	millions of yen			thousands of U.S. dollars (Note 1)
	2002	2003	**2004**	**2004**
Unsecured 6 months Yen TIBOR plus 1.8% bonds due 30th April, 2004 with detachable warrants, holding expiration from 17th April, 2000 to 29th April, 2004	¥ 10	¥ 10	**¥ 10**	**$ 95**
Unsecured 0.9% bonds due 30th June, 2004	4,000	4,000	**4,000**	**37,846**
Unsecured 1.0% bonds due 28th March, 2004	800	800	**-**	**-**
Unsecured 1.1% bonds due 30th September, 2005	-	1,700	**1,700**	**16,085**
Unsecured 0.9% bonds due 28th December, 2007	-	9,000	**9,000**	**85,155**
Unsecured 1.1% bonds due 28th December, 2007	-	6,000	**6,000**	**56,770**
Unsecured 0.5% bonds due 28th December, 2007	-	5,000	**5,000**	**47,308**
Unsecured 1.2% bonds due 9th July, 2010	-	-	**8,000**	**75,693**
Unsecured 0.4% bonds due 9th July, 2010	-	-	**6,000**	**56,770**
Unsecured 1.1% bonds due 30th July, 2010	-	-	**6,000**	**56,770**
Unsecured zero-coupon bonds due 2nd September, 2011 with detachable warrants, holding expiration from 2nd October, 2003 to 19th August, 2011 *	-	-	**23,000**	**217,617**
Unsecured 0.9% bonds due 3rd October, 2005	-	-	**1,500**	**14,192**
	¥ 4,810	¥ 26,510	**¥ 70,210**	**$ 664,301**

*The number of shares of common stock related to detachable warrants is 3,812,365 shares as of 31st March, 2004. The exercise price of warrants is ¥6,033.

10. Assets pledged as collateral

At 31st March, 2002, "Accounts payable", "Short-term bank loans payable", "Long-term bank loans payable" within a year, "Long-term bank loans payable" and bonds with detachable warrants totaling ¥2,093 million, ¥2,730 million, ¥950 million, ¥1,668 million and ¥10 million respectively, are collateralized by the following assets.

	millions of yen
Cash	¥ 2,076
Notes and accounts receivable	212
Buildings and structures	874
Land	2,105
Other assets	49
	¥ 5,316

In addition, "Investments in securities" of CSK VENTURE CAPITAL CO., LTD. totaling ¥1,883 million, which are eliminated in consolidation, have been pledged as collateral.

Article 13-1 of the Law concerning Prepaid Card Operations requires that about 50% of unused amounts in prepaid cards be collateralized by the issuers. As of 31st March, 2002, the Group has pledged as collateral "Investments in securities" amounting to ¥12,204 million for this purpose. In addition, based on Article 25 of Building Lots and Buildings Transaction Business Law, the Group also has pledged as collateral "Investments in securities" amounting to ¥9 million to secure dealings.

At 31st March, 2003, "Accounts payable" of ¥2,207 million, "Short-term bank loans payable" of ¥6,314 million, "Corporate bonds payable" of ¥10 million and "Long-term bank loans payable" of ¥130 million are collateralized by the following assets.

	millions of yen
Cash	¥ 157
Venture capital investments	211
Buildings and structures	832
Land	2,105
Investments in securities	15
Other assets	1,896
	¥ 5,216

In addition, "Venture capital investments" and "Investments in unconsolidated subsidiaries and affiliates " totaling ¥5,256 million and ¥546 million respectively of CSK VENTURE CAPITAL CO., LTD., which are eliminated in consolidation, have been pledged as collateral.

Article 13-1 of the Law concerning Prepaid Card Operations requires that about 50% of unused amounts in prepaid cards be collateralized by the issuers. As of 31st March, 2003, the Group has pledged as collateral "Marketable securities" amounting to ¥5,778 million and "Investments in securities" amounting to ¥8,941 million for this purpose. In addition, based on Article 25 of Building Lots and Buildings Transaction Business Law, the Group also has pledged as collateral "Investments in securities" amounting to ¥9 million to secure dealings.

At 31st March, 2004, "Accounts payable" of ¥1,719 million, "Short-term bank loans payable" of ¥7,380 million and "Corporate bonds payable" of ¥10 million are collateralized by the following assets.

	millions of yen	thousands of U.S. dollars (Note 1)
Cash	¥ 482	$ 4,560
Investments in securities	2,214	20,950
	¥ 2,696	$ 25,510

In addition, "Investments in securities" and "Investments in unconsolidated subsidiaries and affiliates " totaling ¥8,084 million and ¥863 million respectively of CSK FINANCE Co., Ltd., which are eliminated in consolidation, have been pledged as collateral.

Article 13-1 of the Law concerning Prepaid Card Operations requires that about 50% of unused amounts in prepaid cards be collateralized by the issuers. As of 31st March, 2004, the Group has pledged as collateral "Marketable securities" amounting to ¥3,452 million and "Investments in securities" amounting to ¥12,693 million for this purpose. In addition, based on Article 25 of Building Lots and Buildings Transaction Business Law, the Group also has pledged as collateral "Investments in securities" amounting to ¥10 million to secure dealings.

11. Fair values of off-balance sheet financial instruments

The Group enters into currency related transactions and interest rate related transactions to manage market risks relating to fluctuations in the interest and foreign exchange rates. The Group does not hold or issue financial instruments for trading purposes. The estimated unrealized gains and losses from these contracts at 31st March, 2002, 2003 and 2004 are summarized in the following tables. Market values of option and swap contracts are based on values presented by financial institutions and securities brokers.

Derivative transactions to which hedge accounting has been applied are excluded from the schedule below.

(1) Currency related transaction

	millions of yen			
	2002			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Options:				
Sold (US$) Put	¥ 840	¥ 840	¥ (79)	¥ (79)
Currency swaps:				
US$	2,138	2,138	37	37

	millions of yen			
	2003			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Options:				
Sold (US$) Put	¥ 1,798	¥ 1,079	¥ (51)	¥ (51)

	millions of yen			
	2004			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Options:				
Sold (US$) Put	**¥ 1,079**	**¥ 840**	**¥ (72)**	**¥ (72)**

	thousands of U.S. dollars (Note 1)			
	2004			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Options:				
Sold (US$) Put	**$ 10,211**	**$ 7,944**	**$ (686)**	**$ (686)**

(2) Interest rate related transaction

	millions of yen			
	2002			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Swaps:				
Floating rate receipt				
Fixed rate payment	¥ 2,000	¥ 2,000	¥ (102)	¥ (102)

	millions of yen			
	2003			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Swaps:				
Floating rate receipt				
Fixed rate payment	¥ 2,000	¥ 2,000	¥ (74)	¥ (74)

	millions of yen			
	2004			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Swaps:				
Floating rate receipt				
Fixed rate payment	**¥ 2,000**	**¥ 2,000**	**¥ (38)**	**¥ (38)**

	thousands of U.S. dollars (Note 1)			
	2004			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Swaps:				
Floating rate receipt				
Fixed rate payment	**$ 18,923**	**$ 18,923**	**$ (356)**	**$ (356)**

12. Retirement benefits

The Company and its consolidated subsidiaries have employees' pension fund, tax-qualified pension plan and lump-sum retirement payment plan, which are a defined benefits plan covering substantially all of their employees. Employees are entitled to lump-sum indemnities upon termination of employment with the Group or to pension payments.

The amount paid is calculated based on factors such as length of services, basic rates of pay and conditions under which the terminations occur.

In addition, the Group has noncontributory pension plan covering employees of the Company and certain consolidated and non-consolidated subsidiaries. Under this plan, an employee becomes eligible for the pension benefit after 10 years of services for the Group.

On 1st March, 2003, the Company and some of its consolidated subsidiaries obtained approval for exemption from the payment of future benefit obligations in respect of the substitutional portion of the employee pension programs of employees' pension fund by the Minister of Health, Labor and Welfare.

The Company and some of its consolidated subsidiaries shifted a portion of the existing defined benefits pension plan to a defined contribution pension plan on 1st April, 2004 in line with the implementation of the defined contribution pension law. On the same date, the Company received permission from the Minister of Health, Labour and Welfare to return the substitute portion of the employee retirement benefits fund.

"Accrued employees' retirement benefits" as of 31st March, 2002, 2003 and 2004 consisted of the following:

	millions of yen			thousands of U.S. dollars (Note 1)
	2002	2003	**2004**	**2004**
a. Projected benefit obligations	¥ 52,944	¥ 36,798	**¥ 26,562**	**$ 251,318**
b. Plan assets	(24,065)	(12,705)	**(22,783)**	**(215,562)**
c. Unfunded retirement benefit obligations (a + b)	28,879	24,093	**3,779**	**35,756**
d. Unrecognized net transition amount	(9,226)	(4,904)	**(2,867)**	**(27,128)**
e. Unrecognized actuarial net loss	(12,273)	(13,438)	**(4,918)**	**(46,533)**
f. Unrecognized prior service cost	-	1,231	**1,125**	**10,641**
g. Net amount recognized on the consolidated balance sheet (c + d + e + f)	7,380	6,982	**(2,881)**	**(27,264)**
h. Prepaid pension cost	-	-	**(5,478)**	**(51,833)**
i. Accrued employees' retirement benefits (g – h)	¥ 7,380	¥ 6,982	**¥ 2,597**	**$ 24,569**

In respect of a substitutional portion of the employee pension programs return of employees' pension fund, the Company and some of its consolidated subsidiaries obtained approval from the Minister of Health, Labor and Welfare for exemption from the payment of future benefit obligation by returning relevant pension fund assets to the government. Consequently, for accounting purposes, the projected benefit obligation and the corresponding fund assets under that scheme were extinguished on that date in accordance with the Japanese accounting standards.

In addition, the amount of the relevant pension fund assets to be returned to the government was ¥10,917 million at 31st March, 2003.

The Company and some of its subsidiaries pushed up the eligibility age for the payment of employee pension fund benefits. Thereby, a prior service cost incurred.

The components of pension and severance costs for the year ended 31st March, 2002, 2003 and 2004 were as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2002	2003	**2004**	**2004**
Service cost	¥ 2,849	¥ 3,141	**¥ 2,748**	**$ 26,003**
Interest cost	1,467	1,435	**877**	**8,301**
Expected return on plan assets	(871)	(718)	**(148)**	**(1,397)**
Amortization of net transition amount	2,398	954	**471**	**4,453**
Recognized actuarial loss	389	1,247	**1,323**	**12,518**
Amortization of prior service cost	-	(4,145)	**(106)**	**(1,008)**
Pension and severance costs	6,232	1,914	**5,165**	**48,870**
Loss accompanying the return of the substitutional portion of the employees' pension fund	-	52	**-**	**-**
Loss accompanying the revision of defined contribution plan (Note 2 (13))			**4,270**	**40,397**
Total	¥ 6,232	¥ 1,966	**¥ 9,435**	**$ 89,267**

Assumptions used in the accounting for retirement benefit obligations for the year ended 31st March, 2002, 2003 and 2004 were as follows:

	2002	2003	**2004**
Discount rate	1.8 - 3.0%	2.0 - 3.0%	**2.0 - 3.0%**
Expected rate of return on plan assets	1.6 - 3.5%	2.5 - 3.0%	**1.0%**
Period of amortization of net transition amount	1 - 15 years	1 - 15 years	**1 - 15 years**
Period of allocation of the actuarial net loss	1 - 12 years	1 - 12 years	**1 - 12 years**
Period of amortization of prior service cost	-	1 - 12 years	**1 - 12 years**

13. Shareholders' equity

"Capital surplus" has been comprised of additional paid-in capital and other capital surplus. Additional paid-in capital, recorded pursuant to the Japanese Commercial Code, primarily consists of proceeds on the issuance of shares of common stock of the Group that were not recorded as "Common stock" (Under the Japanese Commercial Code, the Group is allowed to account for an amount not exceeding one-half of the issue price of new shares as additional paid-in capital). Additional paid-in capital may be transferred to other capital surplus to the extent that the sum of additional paid-in capital and the earned reserve (collectively, "legal reserves") does not fall below 25% of stated capital.

The Japanese Commercial Code also requires all companies to appropriate an amount equivalent to at least 10% of the appropriation of retained earnings paid in cash as an earned reserve until the legal reserves equals 25% of stated capital. The earned reserve may be transferred to unappropriated retained earnings to the extent that the legal reserves do not fall below 25% of stated capital. Capital surplus may be transferred to retained earnings when retained earnings record deficits.

Legal reserves may be transferred to stated capital following suitable director actions or offset against a deficit following suitable shareholder actions.

Other capital surplus includes losses on the disposal of treasury stock.

Year-end cash dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are paid. Interim cash dividends may be paid upon resolution of the Board of Directors, subject to limitations imposed by the Japanese Commercial Code. Such dividends are payable to shareholders of record at the end of the fiscal year or the six month period of the year. In the year ended 31st March, 2003, no interim dividends were paid, but a year-end cash dividends were paid following the approval of the shareholders at the annual general meeting. In the fiscal year ended 31st March, 2004, the full year's dividends per share is planned to increase by ¥3, to ¥15, comprising a final dividends per share of ¥9 and an interim dividends per share of ¥6.

Cash dividends are recorded in the consolidated statements of shareholders' equity when paid.

14. Accounting for treasury stock and reduction of legal reserves

Under the amended Japanese Commercial Code, the Group is allowed to acquire its own shares to the extent that the aggregate cost of treasury stock does not exceed the maximum amount available for dividends. Treasury stock is stated at cost in the shareholders' equity in the accompanying balance sheets. Net gain on the resale of treasury stock is presented under "Other capital surplus" within shareholders' equity in the accompanying balance sheets.

From fiscal year 2003, the Group adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reduction of Legal Reserves".

According to revision of regulations for consolidated financial statements, the consolidated financial statements for fiscal year 2003 were prepared in accordance with revised regulations for consolidated financial statements. The effects of this change from the previous accounting standard mainly caused from treasury stock of SEGA CORPORATION and the Company, are as follows:

"Income before income taxes and minority interests" and "Net income" increased ¥1,580 million, "Goodwill" increased ¥158 million, "Investments in unconsolidated subsidiaries and affiliates" decreased ¥3,493 million, "Minority interests" decreased ¥533 million, "Capital surplus" increased ¥188 million, "Retained earnings (Accumulated deficit)" decreased ¥3,218 million, "Adjustment on revaluation of land" increased ¥179 million, "Unrealized gains (losses) on securities" increased ¥26 million, "Foreign currency translation adjustments" increased ¥264 million, "Treasury stock ,at cost" increased ¥699 million.

In order to exchange the Company share, treasury stocks were given instead of issuing new stocks in fiscal year 2003. As an accounting procedure, Financial Accounting Standards Implementation Guidance No.2 "Implementation Guidance for Accounting Standard for Treasury Stock and Reduction of Legal Reserves" was adopted, and a loss on disposal of treasury stock amounting to ¥1,585 million was recorded as capital surplus.

The number of treasury stock is 3,686,698 shares of the Company's common stock at 31st March, 2003, which is held by the Group and an affiliate accounted for under the equity method.

The number of treasury stock is 1,010,545 shares of the Company's common stock at 31st March, 2004, which is held by the Group.

15. Stock-based compensation plans

The Company had introduced stock-based compensation plans as an incentive for directors and selected employees. All of the plans were approved at the annual general meeting of shareholders for each fiscal year. The balance of each plans and outlines are summarised below. In common with all plans, the conditions are subject to adjustment when there are stock splits, share consolidations, additional shares issued at a price less than the market price per share, amalgamations, or corporate splits.

(1) Approved on 29th June, 2000

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors and employees	402,600	¥ 3,522	From 25th July, 2001 to 24th July, 2006

(2) Approved on 28th June, 2001

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors and employees	634,500	¥ 3,639	From 24th July, 2002 to 23rd July, 2007

(3) Approved on 27th June, 2002

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors, directors of subsidiaries and employees	744,700	¥ 4,290	From 1st July, 2003 to 30th June, 2006

(4) Approved on 26th June, 2003

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors, executive officers, employees, directors of subsidiaries, executive officers of subsidiaries and employees of subsidiaries	933,900	¥ 3,770	From 1st July, 2004 to 29th June, 2007

(5) Approved on 26th June, 2003

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Employees	7,800	¥ 4,110	From 1st July, 2004 to 29th June, 2007

(6) Succession of contractual obligation from CSK Network Systems Corporation because of the share exchange

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors of the subsidiary and employees of the subsidiary	49,217	¥ 3,270	From 1st August, 2003 to 31st July, 2006

(7) Succession of contractual obligation from CSK Network Systems Corporation because of the share exchange

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors of the subsidiary and employees of the subsidiary	2,212	¥ 3,270	From 1st August, 2003 to 31st July, 2006

(8) Succession of contractual obligation from ServiceWare Corporation because of the share exchange

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors of the subsidiary and employees of the subsidiary	45,136	¥ 5,302	From 1st July, 2003 to 30th June, 2006

(9) Succession of contractual obligation from ServiceWare Corporation because of the share exchange

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors of the subsidiary and employees of the subsidiary	11,036	¥ 1,804	From 1st July, 2003 to 30th June, 2006

*The number of shares of common stock is the outstanding balance as of 31st March,2004.

16. Income taxes

The Group is subject to number of different income taxes. The applicable statutory tax rates in Japan for the year ended 31st March, 2002, 2003 and 2004 were approximately 42.1%, respectively.

A reconciliation of the difference between the effective income tax rate and statutory income tax rate for the year ended 31st March, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
Statutory income tax rate	42.1 %	42.1 %	**42.1 %**
Increase (decrease) in tax rate:			
Non-deductible expenses for tax purposes	(407.0)	21.1	**0.6**
Base portion of inhabitants tax	(349.4)	11.7	**0.4**
Accrued employees' retirement benefits	(898.7)	-	**-**
Equity in net losses (incomes) of unconsolidated subsidiaries and affiliates	(4,087.4)	132.2	**(1.3)**
Amortization of goodwill	(1,454.6)	39.4	**0.9**
Dilution gain	1,740.9	(15.3)	**(0.3)**
Increase and decrease in valuation allowance for deferred income tax assets	2,526.9	778.3	**(8.6)**
Gain on sales of investments in securities	(414.2)	35.3	**2.4**
Loss on sales of investments in securities	21,761.6	6.4	**-**
Loss on write-down of investments in securities	2,153.2	(2,332.9)	**-**
Correction of decrease in deferred tax assets due to change in tax rate *	-	134.4	**-**
Others	21.1	16.7	**(1.0)**
Effective income tax rate	20,634.5 %	(1,130.6)%	**35.2 %**

*On 31st March, 2003, the Japanese National Diet approved changes in the Local Tax Laws, which includes a reduction of the standard rate of the enterprise tax effective from 1st April, 2004. As a result of the above change, the effective statutory income tax rate to be applied for the calculation of Deferred Income Tax (non-current) is mainly changed from 42.1% to 40.5% and the income tax - deferred was increased by ¥1,573 million and deferred income tax (non-current) was decreased by ¥1,552 million as compared to the amounts which had been calculated if the effective statutory income tax rate had been unchanged.

The significant components of deferred income tax assets and liabilities at 31st March, 2002, 2003 and 2004 are as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2002	2003	**2004**	**2004**
Deferred income tax assets:				
Tax losses carried-forward *	¥ 23,463	¥ 22,414	**¥ 43,087**	**$ 407,675**
Provision for allowance for doubtful accounts	711	712	**803**	**7,600**
Loss on write-down of marketable securities	1,826	1,835	**5,083**	**48,090**
Unrealized gains (losses) on securities	825	882	**750**	**7,101**
Loss on write-down of investments in subsidiaries and affiliates	778	30,269	**-**	**-**
Accrued bonuses to employees	1,568	1,707	**2,347**	**22,210**
Unrealized intercompany profits	1,279	4,210	**5,429**	**51,365**
Accrued employees' retirement benefits	2,697	2,518	**994**	**9,403**
Accrued enterprise tax	336	337	**700**	**6,621**
Depreciation expense	142	465	**373**	**3,534**
Amortization of goodwill	648	285	**-**	**-**
Others	2,492	2,391	**4,118**	**38,960**
Gross deferred income tax assets	36,765	68,025	**63,684**	**602,559**
Less: Valuation allowance	6,032	17,210	**14,486**	**137,064**
Total deferred income tax assets	30,733	50,815	**49,198**	**465,495**
Deferred income tax liabilities:				
Unrealized gains on securities	617	566	**6,799**	**64,328**
Prepaid pension costs	-	-	**2,271**	**21,488**
Others	12	4	**3**	**27**
Gross deferred income tax liabilities	629	570	**9,073**	**85,843**
Net deferred income tax assets (liabilities)	¥ 30,104	¥ 50,245	**¥ 40,125**	**$ 379,652**

*Deferred income tax assets relating to operating losses are recorded as required by Japanese accounting standard.

The benefit of "Tax losses Carried-forward" are estimated and recorded as assets, with deduction of a valuation allowance if it is expected that some portion or all of the deferred income tax assets will not be realized.

17. Research and development costs

Research and development costs included in "Cost of sales" and "Selling, general and administrative expenses" for the years ended 31st March, 2002, 2003 and 2004 totaled ¥1,923 million, ¥669 million and ¥267 million, respectively.

18. Loss on write-down of investments in securities

For the year ended 31st March, 2003, "Loss on write-down of investments in securities" included special amortization of goodwill, which consisted of SEGA CORPORATION (¥6,473 million) and JIEC Co., Ltd. (¥1,315 million).

19. Dilution gain

For the year ended 31st March, 2002, issuance of common shares to minority shareholders by Japan Future Information Technology & Systems Co., Ltd. and conversion of convertible bonds issued by SEGA CORPORATION mainly resulted in "Dilution gain".

For the year ended 31st March, 2003, conversion of convertible bonds by SEGA CORPORATION mainly resulted in "Dilution gain".

For the year ended 31st March, 2004, issuance of common shares to minority shareholders by VeriServe Corporation mainly resulted in "Dilution gain".

20. Relocation loss

Relocation loss is the moving cost relating to relocation.

For the years ended 31st March, 2003 and 2004, "Relocation loss" were mainly provision for allowance for relocation loss.

21. Gain on sales of real estate

For the year ended 31st March, 2003, "Gain on sales of real estate" was profit on sales of land and building for resale.

22. Leases

The Group leases certain furniture and office equipment under non-cancelable operating and finance leases. Finance leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except leases that do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases, in accordance with accounting principles and practices generally accepted in Japan.

The summary of future minimum payments under operating leases and finance leases without transfer of ownership as of 31st March, 2002, 2003 and 2004 is as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2002	2003	**2004**	**2004**
Operating leases:				
Due within one year	¥ 121	¥ 105	**¥ 53**	**$ 500**
Thereafter	104	55	**6**	**62**
	¥ 225	¥ 160	**¥ 59**	**$ 562**
Finance leases:				
Due within one year	¥ 1,523	¥ 1,439	**¥ 1,489**	**$ 14,094**
Thereafter	2,584	2,893	**2,698**	**25,524**
	¥ 4,107	¥ 4,332	**¥ 4,187**	**$ 39,618**

Lease expenses on finance lease contracts without ownership transfer for the years ended 31st March, 2002, 2003 and 2004 were ¥2,323 million, ¥1,545 million and ¥1,903 million, respectively.

Pro forma data as of 31st March, 2002, 2003 and 2004 as to acquisition cost, accumulated depreciation, net book value, depreciation expense and interest expense of the assets leased under finance leases without transfer of ownership are summarised as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2002	2003	**2004**	**2004**
Pro forma acquisition cost	¥ 7,647	¥ 7,588	**¥ 6,983**	**$ 66,068**
Pro forma accumulated depreciation	(3,687)	(3,437)	**(2,967)**	**(28,074)**
Pro forma net book value	¥ 3,960	¥ 4,151	**¥ 4,016**	**$ 37,994**
Pro forma depreciation expense	¥ 2,062	¥ 1,405	**¥ 1,698**	**$ 16,066**
Pro forma interest expense	¥ 253	¥ 192	**¥ 246**	**$ 2,328**

Depreciation is based on the straight-line method over the lease term of the leased assets with no residual value.

The Group also leases certain computer equipment to customers in conjunction with system consulting and development activities. These leases also do not involve the transfer of ownership and therefore are accounted for by a method similar to operating leases.

Lease income on finance lease contracts for the year ended 31st March, 2002 was ¥121 million, and is not presented due to exclusion of CSK ELECTRONICS CORPORATION from consolidation.

23. Loan commitment agreements

(1) Lender

The Group adopts the CSK Group Cash Management System (CMS) to ensure agile and efficient cash arrangements for group companies.

The Company concluded master agreements for CMS that have set out the availability granted among 23 group companies in the fiscal year 2003.

The Company concluded master agreements for CMS that have set out the availability granted among 21 group companies (all consolidated subsidiaries) in the fiscal year 2004.

The remaining portion of credit line which has not been utilized to the group companies under these agreements as of 31st March, 2003 and 2004 are as follows.

	millions of yen		thousands of U.S. dollars (Note 1)
	2003	**2004**	**2004**
Total availability granted by CMS	¥ 230	**¥ -**	**$ -**
Used portion of credit line	-	-	-
Remaining portion of credit line	¥ 230	**¥ -**	**$ -**

In addition, total availability granted by CMS is not necessarily utilized, because the intended use of the funds is limited in the master agreements of CMS.

(2) Borrower

The Company has concluded loan commitment agreements with three banks to provide circulating funds efficiently.

The remaining portion of credit line which has not been utilized by the Company under these agreements as of 31st March, 2003 and 2004 are as follows:

	millions of yen		thousands of U.S. dollars (Note 1)
	2003	**2004**	**2004**
Total availability granted	¥ 20,000	**¥ 20,000**	**$ 189,233**
Used portion of credit line	-	-	-
Remaining portion of credit line	¥ 20,000	**¥ 20,000**	**$ 189,233**

24. Related party transactions (non-consolidated basis)

The Group had the following significant transactions with its related parties for the year ended 31st March, 2002:

(1) In March 2002, the Company sold all its shares of SEGA MUSIC NETWORKS Co., Ltd. to SEGA CORPORATION for ¥100 million. The sales price was based on an appraisal performed by a third party.

(2) For the year ended 31st March, 2002, the Company acquired shares of Japan Future Information Technology & Systems Co., Ltd., ServiceWare Corporation and other 4 companies from SEGA CORPORATION for ¥2,443 million. The purchase prices of publicly-held companies were based on the share prices in the respective capital markets and the purchase prices of closely-held companies were based on appraisals performed by third parties.

The Group had the following significant transactions with its related parties for the year ended 31st March, 2003:

(1) In September 2002, the Company sold all its shares of Sega Logistics Services, Ltd. to SEGA CORPORATION for ¥50 million. The sales price was based on an appraisal performed by a third party.

(2) For the year ended 31st March, 2003, the Company acquired shares of NextCom K.K., ISAO CORPORATION and CSK VENTURE CAPITAL CO., LTD. from SEGA CORPORATION for ¥ 754 million. The purchase prices of publicly-held companies were based on the share prices in the respective capital markets and the purchase prices of closely-held companies were based on appraisals performed by third parties.

(3)The Company purchased treasury stock amounting to ¥7,312 million from SEGA CORPORATION, through the trading system "ToSTNet-2" managed by Tokyo Stock Exchange,Inc.

The Group had no significant transactions with its related parties for the year ended 31st March, 2004:

25. Information about earnings per share

	yen			U.S.dollars (Note 1)
	2002*	2003**	**2004**	**2004**
Shareholders' equity per share	¥ 1,269.12	¥ 1,237.10	**¥ 1,702.47**	**$ 16.11**
Basic earnings per share***	¥ 190.37	¥ 148.25	**¥ 283.85**	**$ 2.69**
Diluted earnings per share***	¥ -	¥ 144.03	**¥ 273.91**	**$ 2.59**

* "Diluted earnings per share" for the fiscal year 2002 was not presented because the adjustment with calculation did not result in a decrease in "Basic earnings per share" despite having stock options with detachable warrants.

** From the fiscal year 2003, the Group adopted the new Japanese accounting standard and guidelines.

If the same method as in the previous fiscal year had been applied to the results for the year ended 31st March, 2003, the Group would have reported the following per share figures:

	yen
Shareholders' equity per share	¥ 1,237.71
Basic earnings per share	¥ 146.90
Diluted earnings per share	¥ 146.90

*** The basic facts underlying the calculation of "Basic earnings per share" and "Diluted earnings per share" are as follows:

	millions of yen			thousands of U.S.dollars (Note 1)
	2002	2003	2004	2004
Net income per share				
Net income	-	¥ 10,782	¥ 21,424	$ 202,708
Amount not attributable to common shareholders	-	¥ 17	¥ 102	$ 961
(Of which , amount paid out as bonuses to directors pursuant to Statement of appropriation of Net income)	-	¥ 17	¥ 102	$ 961
Net income related to common stock	-	¥ 10,764	¥ 21,323	$ 201,746
Average number of shares outstanding during term (thousands of shares)	-	72,610	75,119	75,119
Diluted earnings per share****				
Net income adjustment	-	¥ 307	¥ 128	$ 1,213
(Of which, effect from dilution of affiliated company stock)	-	¥ 307	¥ 128	$ 1,213
Increase in common stock (thousands of shares)	-	-	2,257	2,257

**** Outline of stock not included in diluted earnings per share due to lack of diluted effect as at 31st March, 2003:

Company name	Diluted earnings per share	Number of shares
CSK CORPORATION	Bonds with detachable warrants (See Note 15)	18,331
JIEC Co., Ltd.	Bonds with detachable warrants	1,177
ServiceWare Corporation	Bonds with detachable warrants	690*****
CSK Network Systems Corporation	Bonds with detachable warrants	909*****
Japan Future Information Technology & Systems Co., Ltd.	Bonds with detachable warrants	478
BELLSYSTEM 24, INC.	Bonds with detachable warrants	19,522******
SEGA CORPORATION	Bonds with detachable warrants	11,136*****

Company name	Diluted earnings per share	millions of yen
SEGA CORPORATION	Convertible bond outstanding	¥51,806

Outline of stock not included in diluted earnings per share due to lack of diluted effect as at 31st March, 2004:

Company name	Diluted earnings per share	Number of shares
CSK CORPORATION	Bonds with detachable warrants (See Note 15)	14,520
JIEC Co., Ltd.	Bonds with detachable warrants	1,141
Japan Future Information Technology & Systems Co., Ltd.	Bonds with detachable warrants	1,496
BELLSYSTEM 24, INC.	Bonds with detachable warrants	29,357******
NextCom K.K.	Bonds with detachable warrants	2,510

***** hundreds of share

****** tens of share

26. Segment information

The Group operates principally in five segments: computer services, computer and other product sales, prepaid card sales, publication, and others.

Segment	Major products and services
Computer services	Software development, systems integration, facilities management and other related services
Computer and other product sales	Computer and other product sales and information technology related engineering
Prepaid card sales	Issuance and settlement of prepaid cards, development and sales of card systems
Publication	Publication of books and magazines (As ASCII CORPORATION was excluded from consolidation at the end of the fiscal year 2002, this segment is not reflected in the fiscal year 2003.)
Others	Financial services (Investment in venture companies, investment in anonymous associations), intelligent buildings lease, computers and related products lease

The Publication segment was divested in March 2002.

The segment information of the Group for each of the three years in the period ended 31st March, 2004 classified by segment is presented below:

	millions of yen							
	For the year ended 31st March, 2002							
	Computer services	Computer and other product sales	Prepaid card sales	Publication	Others	Total	Elimination and corporate	Consolidated total
Sales and Operating revenue:								
Outside customers	¥ 238,596	¥ 104,714	¥ 53,518	¥ 25,569	¥ 1,307	¥ 423,704	¥ -	¥ 423,704
Inter-segment sales/transfers	1,912	575	20	979	618	4,104	(4,104)	-
Total	240,508	105,289	53,538	26,548	1,925	427,808	(4,104)	423,704
Costs and expenses	225,947	103,594	53,716	27,100	1,992	412,349	(4,039)	408,310
Operating income (loss)	¥ 14,561	¥ 1,695	¥ (178)	¥ (552)	¥ (67)	¥ 15,459	¥ (65)	¥ 15,394
Assets	¥ 145,159	¥ 32,568	¥ 27,081	¥ -	¥ 16,534	¥ 221,342	¥ 117,636	¥ 338,978
Depreciation	¥ 5,913	¥ 456	¥ 78	¥ 143	¥ 43	¥ 6,633	¥ 5	¥ 6,638
Capital expenditure	¥ 5,180	¥ 979	¥ 65	¥ 339	¥ 3,202	¥ 9,765	¥ -	¥ 9,765

	millions of yen						
	For the year ended 31st March, 2003						
	Computer services	Computer and other product sales	Prepaid card sales	Others	Total	Elimination and corporate	Consolidated total
Sales and Operating revenue:							
Outside customers	¥ 231,624	¥ 68,553	¥ 55,840	¥ 1,488	¥ 357,505	¥ -	¥ 357,505
Inter-segment sales/transfers	596	1,675	9	598	2,878	(2,878)	-
Total	232,220	70,228	55,849	2,086	360,383	(2,878)	357,505
Costs and expenses	212,388	67,331	55,104	3,403	338,226	(2,814)	335,412
Operating income (loss)	¥ 19,832	¥ 2,897	¥ 745	¥ (1,317)	¥ 22,157	¥ (64)	¥ 22,093
Assets	¥ 149,957	¥ 38,041	¥ 25,096	¥ 26,707	¥ 239,801	¥ 105,366	¥ 345,167
Depreciation	¥ 5,155	¥ 261	¥ 83	¥ 52	¥ 5,551	¥ 4	¥ 5,555
Capital expenditure	¥ 17,571	¥ 2,489	¥ 114	¥ 721	¥ 20,895	¥ -	¥ 20,895

	millions of yen						
	For the year ended 31st March, 2004						
	Computer services	Computer and other product sales	Prepaid card sales	Others	Total	Elimination and corporate	Consolidated total
Sales and Operating revenue:							
Outside customers	¥ 225,659	¥ 91,285	¥ 51,470	¥ 10,059	¥ 378,473	¥ -	¥ 378,473
Inter-segment sales/transfers	735	1,031	18	985	2,769	(2,769)	-
Total	226,394	92,316	51,488	11,044	381,242	(2,769)	378,473
Costs and expenses	209,041	88,654	50,574	4,540	352,809	(2,626)	350,183
Operating income	¥ 17,353	¥ 3,662	¥ 914	¥ 6,504	¥ 28,433	¥ (143)	¥ 28,290
Assets	¥ 164,009	¥ 41,343	¥ 23,194	¥ 59,340	¥ 287,886	¥ 88,105	¥ 375,991
Depreciation	¥ 5,537	¥ 309	¥ 97	¥ 349	¥ 6,292	¥ 8	¥ 6,300
Capital expenditure	¥ 8,707	¥ 2,043	¥ 43	¥ 799	¥ 11,592	¥ -	¥ 11,592

	thousands of U.S. dollars (Note 1)						
	For the year ended 31st March, 2004						
	Computer services	Computer and other product sales	Prepaid card sales	Others	Total	Elimination and corporate	Consolidated total
Sales and Operating revenue:							
Outside customers	$2,135,108	$863,701	$486,984	$ 95,176	$3,580,969	$ -	$3,580,969
Inter-segment sales/transfers	6,952	9,753	173	9,320	26,198	(26,198)	-
Total	2,142,060	873,454	487,157	104,496	3,607,167	(26,198)	3,580,969
Costs and expenses	1,977,869	838,811	478,513	42,955	3,338,148	(24,851)	3,313,297
Operating income	$ 164,191	$ 34,643	$ 8,644	$ 61,541	$ 269,019	$ (1,347)	$ 267,672
Assets	$1,551,788	$391,177	$219,455	$561,455	$2,723,875	$833,616	$3,557,491
Depreciation	$ 52,393	$ 2,927	$ 915	$ 3,300	$ 59,535	$ 70	$ 59,605
Capital expenditure	$ 82,382	$ 19,331	$ 406	$ 7,562	$ 109,681	$ -	$ 109,681

(1) The assets of ¥117,636 million, ¥105,366 million and ¥88,105 million at 31st March, 2002, 2003 and 2004, respectively included in the "Elimination and corporate" column mainly consists of the Company's working funds (cash and marketable securities), long-term investment funds (investment in securities) and other assets which belong to the administrative departments.

(2) Unallocated costs and expenses under the "Elimination and corporate" column for the years ended 31st March, 2002, 2003 and 2004 were ¥65 million, ¥64 million and ¥143 million, respectively. These costs were incurred as expenses relating to administrative departments.

(3) "Depreciation" and "Capital expenditure" include long-term prepayments, deferred charges and their amortization.

(4) Effective 1st April, 2001, the Group recorded estimated additional cost of sales for the unused portion of cards in conformity with Japanese Tax Law requiring to take into consideration the year in which cards are sold. According to this, the Group calculated the estimated amount of cards' usage based on the rates of cards' usage in previous years. As a result, for the year ended 31st March, 2002, operating income of "Prepaid card sales" segment decreased by ¥667 million, compared with what would have been under the former method (See Note 2(18)).

(5) For the year ended 31st March, 2002, decrease of "Assets" in "Computer and other product sales" segment was mainly due to exclusion of CSK ELECTRONICS CORPORATION from consolidation. Decrease of "Assets" in "Publication" segment was due to exclusion of ASCII CORPORATION from consolidation.

Segment information for geographic locations is omitted for each of the three years in the period ended 31st March, 2004 since total assets and sales for "Japan" segment exceeded 90 percent of total assets and sales in each of such years. Information regarding overseas sales were omitted for each of the three years in the period ended 31st March, 2004 since total overseas sales was less than 10 percent of consolidated total sales in each of such years.

27. Subsequent events

(1) Acquisition of share

Based on a resolution of the Board of Directors of the Company at a meeting on 25th March, 2004, the Company acquired the shares of Cosmo Securities Co., Ltd. through a tender offer. Outlines are as follows.

I. Reason for acquisition

By bringing together the Group IT services with Cosmo Securities's management resources the Company intends to create a revolutionary securities company, and in doing so strengthen the business foundation and performance of the Group.

Other reasons for this agreement include supporting the venture businesses that the burgeoning venture capital operations have invested in, and using this collaboration with a securities business to strengthen our financial services business.

II. Outline of company

a	Name	Cosmo Securities Co., Ltd.
b	Main business	Comprehensive securities business
c	Established	December 1917
d	Address	1-8-12, Imahashi, Chuo-ku, Osaka
e	Representative president	Haruhiko Moriyama
f	Capital	32,366 million yen (As of 31st March, 2004)

III. Outline of the tender offer

a	Resolution for the tender offer	Board of Directors of the Company at a meeting on 25th March, 2004
b	Tender offer period	21-day period from 26th March, 2004 to 15th April, 2004
c	Settlement date of purchases	22nd April, 2004
d	Number of shares purchased	210,900,000 shares
e	Change in number of shares held following tender offer	

	Number of shares held	Percentage of voting rights held
Prior to purchase	0 shares	0.00 %
After purchase	210,900,000 shares	50.00 %

The percentage of voting rights held has been calculated after subtracting the 210,900,000 shares to be held by the Company following the acquisition from the total number of shares outstanding in Cosmo Securities, excluding the shares held by Cosmo Securities and fractions of shares. The percentage of voting rights held has been calculated to three decimal places and rounded up or down as appropriate.

f	Purchase price	135 yen per share
g	Capital required for purchases	28,471 million yen Self-funded

In addition, an estimated goodwill of ¥11.50 billion is generated.

(2) Implementation of share exchange

Based on a resolution of the Board of Directors of the Company and Japan Future Information Technology & Systems Co., Ltd.(JFITS) at a meeting 13th May, 2004, a formal share swap contract of the same date that will take place on 1st August, 2004.

Share allocations to JFITS's shareholders will be conducted with the Company's common stock held by the Company (56 shares of the Company are therefore to be allotted against each single share of JFITS). Therefore the duty related to new share rights held by JFITS's directors and employees was transferred to the Company.

(3) Sell-off of shares

At a meeting on 21st June, 2004, the Board of Directors of the Company and the consolidated subsidiary approved to sell the shares of Vodafone K.K. ("K.K.") to Vodafone International Holdings B.V. ("B.V.").

The Company and its consolidated subsidiary have entered into an agreement with B.V. on 25th June, 2004 to sell the shares of K.K. to them.

Outline of the sellout

Number of shares to be sold	8,625 shares
Sale price	20,452 million yen
Gain or loss	Gain on sales of investments in securities 19,543 million yen

Gain on sales of investments in securities shown above is estimated without ancillary expenses and with realized portion of unrealized gain.

(4) Stock-based compensation plans

The new stock-based compensation plan was approved at the annual general meeting of shareholders held on 25th June, 2004. The outline of the plan is as follows:

Persons qualified	Number of shares of common stock *	Exercise price	Exercise period
Directors, executive officers, employees, directors of subsidiaries, executive officers of subsidiaries and employees of subsidiaries	Maximum 1,100,000	All options are exercisable at an exercise price of the market price for the month the grant date.	From 1st July, 2005 to 30th June, 2008

*In common with above plans, the exercise price is subject to adjustment when there are stock splits, share consolidations, additional shares issued at a price less than the market price per share, amalgamations, or corporate splits.

Non-Consolidated Balance sheets

CSK CORPORATION
As of 31st March, 2002, 2003 and 2004

	millions of yen			thousands of U.S. dollars(Note 1)
ASSETS	2002	2003	**2004**	**2004**
Current assets:				
Cash	¥ 17,960	¥ 13,226	¥ **34,515**	$ **326,569**
Notes and accounts receivable	24,305	29,526	**36,386**	**344,273**
Systems in progress	2,418	2,962	**4,274**	**40,440**
Deferred income taxes	6,179	2,046	**6,265**	**59,275**
Short-term loans to subsidiaries and affiliates	1,750	13,916	**23,384**	**221,250**
Other current assets	9,018	3,989	**3,220**	**30,466**
Allowance for doubtful accounts	(199)	(792)	**(47)**	**(445)**
Total current assets	61,431	64,873	**107,997**	**1,021,828**
Property and equipment, net of accumulated depreciation	18,786	23,211	**28,708**	**271,622**
Deferred charges and intangible assets	603	11,210	**10,911**	**103,239**
Investments and other assets:				
Investments in securities	11,039	8,604	**9,888**	**93,558**
Investments in subsidiaries and affiliates	140,397	71,583	**62,278**	**589,247**
Investments in partnerships	8,307	5,360	**4,065**	**38,465**
Long-term loans to subsidiaries and affiliates	802	1,397	**4,323**	**40,900**
Prepaid pension costs	-	-	**5,243**	**49,604**
Deferred income taxes	17,976	38,188	**24,931**	**235,893**
Fixed leasehold deposits	4,002	7,992	**6,278**	**59,401**
Other assets	1,447	1,137	**2,066**	**19,548**
Allowance for doubtful accounts	(647)	(218)	**(2,694)**	**(25,489)**
	183,323	134,043	**116,378**	**1,101,127**
Total assets	¥ 264,143	¥ 233,337	¥ **263,994**	$ **2,497,816**

Non-Consolidated Balance sheets

CSK CORPORATION
As of 31st March, 2002, 2003 and 2004

LIABILITIES AND SHAREHOLDERS' EQUITY	millions of yen 2002	2003	2004	thousands of U.S. dollars(Note 1) 2004
Current liabilities:				
Accounts payable	¥ 11,494	¥ 15,915	**¥ 23,091**	**$ 218,479**
Short-term bank loans and commercial paper	55,000	50,500	**3,500**	**33,116**
Current portion of long-term debt	7,964	6,464	**6,096**	**57,678**
Accrued expenses	3,642	2,778	**2,917**	**27,598**
Accrued income taxes	-	33	**23**	**219**
Deposits received	106	18,304	**24,595**	**232,712**
Accrued bonuses to employees	3,870	3,050	**3,325**	**31,455**
Allowance for relocation loss	-	1,124	**269**	**2,546**
Allowance for loss on liquidation of investments in subsidiaries	-	-	**236**	**2,235**
Other current liabilities	3,346	3,187	**2,357**	**22,301**
Total current liabilities	85,422	101,355	**66,409**	**628,339**
Long-term liabilities:				
Long-term debt	23,060	36,596	**73,500**	**695,430**
Guarantee deposits received	692	742	**682**	**6,451**
Accrued employees' retirement benefits	3,523	2,824	**-**	**-**
Accrued directors' retirement benefits	-	-	**134**	**1,271**
Total long-term liabilities	27,275	40,162	**74,316**	**703,152**
Shareholders' equity:				
Common stock- Authorized: 298,000,000 shares Issued: 74,700,164 shares in 2002 74,703,064 shares in 2003 76,538,663 shares in 2004	69,029	69,034	**69,139**	**654,165**
Capital surplus	78,795	75,940	**33,663**	**318,503**
Retained earnings (Accumulated deficit)	3,305	(44,900)	**18,069**	**170,967**
Unrealized gains (losses) on securities	319	(161)	**3,045**	**28,811**
Treasury stock, at cost	(2)	(8,093)	**(647)**	**(6,121)**
Total shareholders' equity	151,446	91,820	**123,269**	**1,166,325**
Total liabilities and shareholders' equity	¥ 264,143	¥ 233,337	**¥ 263,994**	**$ 2,497,816**

Non-Consolidated Statements of Operations

CSK CORPORATION
For each of the three years in the period ended 31st March, 2004

	millions of yen			thousands of U.S. dollars(Note 1)
	2002	2003	**2004**	**2004**
Operating revenues:				
Computer services	¥ 100,692	¥ 96,146	**¥ 94,369**	**$ 892,882**
Computer and other product sales	25,584	31,838	**50,205**	**475,018**
Rental	1,357	1,362	**1,847**	**17,479**
	127,633	129,346	**146,421**	**1,385,379**
Operating costs and expenses:				
Computer services	77,919	75,112	**74,693**	**706,717**
Computer and other product sales	23,527	30,132	**48,185**	**455,912**
Rental	450	473	**1,005**	**9,508**
Selling, general and administrative expenses	15,205	13,424	**14,645**	**138,565**
	117,101	119,141	**138,528**	**1,310,702**
Operating income	10,532	10,205	**7,893**	**74,677**
Other income (expenses):				
Interest and dividend income	804	867	**2,387**	**22,585**
Interest expenses	(647)	(878)	**(781)**	**(7,386)**
Income (loss) from investments in partnerships	(1,179)	(2,096)	**890**	**8,419**
Gain on sales of investments in securities, net	8,389	8,138	**3,548**	**33,568**
Gain on sales of investments in subsidiaries and affiliates	381	75	**19,859**	**187,895**
Loss on sales of investments in subsidiaries and affiliates	(43,970)	-	**-**	**-**
Debt write-offs on transfer of control of subsidiaries	(14,377)	-	**-**	**-**
Loss on write-down of investments in securities	(287)	(2,248)	**-**	**-**
Loss on write-down of investments in subsidiaries and affiliates	(6,701)	(75,015)	**-**	**-**
Loss on liquidation of investments in subsidiaries	(102)	(0)	**-**	**-**
Foreign exchange gain (loss)	95	(20)	**(22)**	**(207)**
Additional premium severance payments	-	-	**(302)**	**(2,853)**
Provision for allowance for doubtful accounts	(89)	(417)	**(1,850)**	**(17,505)**
Provision for allowance for relocation loss	-	(1,124)	**(125)**	**(1,186)**
Provision for allowance for loss on liquidation of investments in subsidiaries	-	-	**(236)**	**(2,235)**
Provision for accrued directors' retirement benefits	-	-	**(135)**	**(1,271)**
Loss on revision of retirement benefits plan	-	-	**(4,052)**	**(38,341)**
Others, net	(1,680)	(950)	**(2,226)**	**(21,059)**
	(59,363)	(73,668)	**16,955**	**160,424**
Income (loss) before income taxes	(48,831)	(63,463)	**24,848**	**235,101**
Income taxes:				
Current	173	32	**(518)**	**(4,907)**
Deferred	(19,151)	(15,738)	**6,839**	**64,712**
Net income (loss)	¥ (29,853)	¥ (47,757)	**¥ 18,527**	**$ 175,296**
	yen			U.S. dollars
Per share information:				
Basic earnings per share	¥ (399.63)	¥ (649.69)	**¥ 243.03**	**$ 2.30**
Cash dividends	¥ 12.00	¥ 12.00	**¥ 15.00**	**$ 0.14**

ChuoAoyama PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

Report of Independent Auditors

To the Board of Directors of CSK CORPORATION

We have audited the accompanying consolidated balance sheets of CSK CORPORATION and its subsidiaries as of 31st March, 2002, 2003 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSK CORPORATION and its subsidiaries as of 31st March,2002, 2003 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As described in Note 14, effective for the year ended 31st March,2003, CSK CORPORATION and its subsidiaries have adopted new Japanese accounting standards for treasury stock and reduction of legal reserves.

As described in Note 27(1), CSK CORPORATION acquired the shares of Cosmo Securities Co.,Ltd. on 22nd April, 2004.

In addition, as described in Note 27(3), CSK CORPORATION and its subsidiary have entered into an agreement with Vodafone International Holdings B.V. on 25th June, 2004 to sell the shares of Vodafone K.K. to them.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
25th June , 2004

CSK CORPORATION

Head Office
CSK Aoyama Bldg., 2-26-1, Minami-Aoyama,
Minato-ku, Tokyo 107-0062, Japan
Phone. +81-3-6438-3000

Oak Office
Sumitomo Fudosan Shinjuku Oak Tower,
6-8-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 163-6020, Japan
Phone. +81-3-6901-5000

CSK Computer and Information Education Center
2-5-1, Suwa, Tama-shi, Tokyo 206-0024, Japan
Phone. +81-42-372-7111

CSK e-Service Data Center
Phone. +81-3-6438-3134

West Japan Branch Office
Nissay Dowa Kasai Phoenix Tower 10F,
4-15-10, Nishi-temma, Kita-ku, Osaka-shi
530-0047, Japan
Phone. +81-6-6363-6200

Umeda Office
19F, Osaka-Ekimae No.3 Bldg., 1-1-3-1900, Umeda,
Kita-ku, Osaka-shi 530-0001, Japan
Phone. +81-6-6345-5081

Chubu Branch Office
Nissay Murase Bldg., 3-25-11, Nishiki, Naka-ku,
Nagoya-shi 460-0003, Japan
Phone. +81-52-954-8481

Hiroshima Regional Office
2F Tamiya Bldg., 3-13, Kinya-cho, Minami-ku,
Hiroshima-shi 732-0825, Japan
Phone. +81-82-263-9946

CSK Group Company

ISAO CORPORATION
SOWA-Gotanda Bldg. 3F, 2-7-18, Higashi-gotanda,
Shinagawa-ku, Tokyo 141-0022, Japan
Phone. +81-3-5449-8450
http://www.isao.co.jp/
http://www.isao.net/

IWATE CSK CORPORATION
Asahi-Seimei-Morioka-Chuo Bldg., 8F,
1-7-25, Chuo-dori, Morioka-shi,
Iwate 020-0021, Japan
Phone. +81-19-604-9670
http://www.iwate-csk.co.jp/

ANT, Inc.
Sasazuka-Center Bldg., 3F, 2-1-6, Sasazuka,
Shibuya-ku, Tokyo 151-0073, Japan
Phone. +81-3-5350-1030
http://www.ant.co.jp/

M&C Business Systems Corporation
Twin 21 MID Tower 29F, 2-1-61, Shiromi,
Chuo-ku, Osaka-shi, Osaka 540-6129, Japan
Phone. +81-6-4791-7631
http://www.panasonic.co.jp/mcbs/

KIBO GROUP, INC.
20F, 14, Wall Street, New York, NY 10005, USA
Phone. +1-212-504-0200
http://www.kibo-group.com/home.html

QUO CARD Co., Ltd.
Sunny Bldg., 7-11-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
Phone. +81-3-5337-2200
http://www.quocard.com/
http://www.at-quo.com/

Cosmo Securities Co., Ltd
1-8-12, Imahashi, Chuo-ku,
Osaka-shi 541-8521, Japan
Phone. +81-6-6203-2331
http://www.cosmo-sec.co.jp/

ServiceWare Corporation
CSK Aoyama Bldg., 2-26-1, Minami-Aoyama,
Minato-ku, Tokyo 107-0062, Japan
Phone. +81-3-6438-4860
http://www.serviceware.co.jp/

CSI Co., Ltd.
Sumitomo Fudosan Shinjuku Oak Tower, 6-8-1,
Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-1319, Japan
Phone. +81-3-5326-3640
http://www.csi.co.jp/

CSK Communications Corporation
1-3-4, Tsubogawa, Naha-shi, Okinawa 900-0025,
Japan
Phone. +81-98-840-4000
http://www.cco.co.jp/

CSK SYSTEMS (SHANGHAI) CO., LTD.
RM.1001, HaiTong Securities Tower No.689,
Guang Dong Road, Shanghai, China
Phone. +86-21-6341-0505
http://www.cskchina.com/

CSK SYSTEMS (DALIAN) CO., LTD.
No. 35 Software Park Road,
Dalian High Industrial Zone, Dalian, China
Phone. +86-411-476-8801

CSK SYSTEM MANAGEMENT CORPORATION
CSK Aoyama Bldg., 2-26-1, Minami-Aoyama,
Minato-ku, Tokyo 107-0062, Japan
Phone. +81-3-6438-3131

CSK Network Systems Corporation
CSK Aoyama Bldg., 2-26-1, Minami-Aoyama,
Minato-ku, Tokyo 107-0062, Japan
Phone. +81-3-6438-4800
http://www.csknet.co.jp/

CSK BUSINESS SERVICE CORPORATION
CSK Aoyama Bldg., 2-26-1, Minami-Aoyama,
Minato-ku, Tokyo 107-0062, Japan
Phone. +81-3-6438-3001

CSK FINANCE CO., LTD.
Riviera Minami-Aoyama Bldg. 5F, 3-3-3,
Minami-Aoyama, Minato-ku, Tokyo 107-0062, Japan
Phone. +81-3-5771-6414

CSK FIELD SERVICES CO., LTD.
Ougaku Bldg., 2-19, Kanda Sakuma-cho,
Chiyoda-ku, Tokyo 101-0025, Japan
Phone. +81-3-3865-2503
http://www.csk-fs.co.jp/

CSK VENTURE CAPITAL CO., LTD.
Riviera Minami-Aoyama Bldg., 5F, 3-3-3,
Minami-Aoyama, Minato-ku, Tokyo 107-0062, Japan
Phone. +81-3-5771-6411
http://www.cskvc.co.jp/

JIEC Co., Ltd.
Nishi-Shinjuku Mitsui Bldg., 15F, 6-24-1,
Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-0023, Japan
Phone. +81-3-5326-3331
http://www.jiec.co.jp/

SHIMANE CSK CORPORATION
Matsue-Ekimae-Esto Bldg., 7F, 553-6, Otesenba-cho,
Matsue-shi, Shimane 690-0007, Japan
Phone. +81-852-60-6930
http://www.shimane-csk.co.jp/

SUPER SOFTWARE COMPANY LTD.
Sunny Bldg., 6F, 7-11-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
Phone. +81-3-5338-3711
http://www.supersoft.co.jp/

Tokyo Green Systems Corporation
c/o CSK Computer and Information
Education Center, 2-5-1, Suwa,
Tama-shi, Tokyo 206-0024, Japan
Phone. +81-42-372-7007
http://www.tgs.co.jp/

Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST, 3-2-1, Kinshi, Sumida-ku,
Tokyo 130-6591, Japan
Phone. +81-3-3623-8300
http://www.jfits.co.jp/

NextCom K.K.
Meikei Bldg., 8F, 1-5-21, Otsuka, Bunkyo-ku,
Tokyo 112-0012, Japan
Phone. +81-3-5977-0800
http://www.nextcom.co.jp/

BUSINESS EXTENSION CORPORATION
Sunny Bldg., 7F, 7-11-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
Phone. +81-3-5337-1470
http://www.bec-csk.co.jp/

Fukui CSK Corporation
Fukui-Shinbun-Sakura-dori Bldg., 5F, 1-1-14,
Haruyama, Fukui-shi, Fukui 910-0019, Japan
Phone. +81-776-22-1236
http://www.fukuicsk.co.jp/

FUKUOKA CSK CORPORATION
Hinode Fukuoka Bldg.,10F, 1-12-1, Tenjin,
Chuo-ku, Fukuoka 810-0001, Japan
Phone. +81-92-724-3311
http://www.fukuoka-csk.co.jp/

VeriServe Corporation
Sunny Bldg., 7-11-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
Phone. +81-3-3367-6131
http://www.veriserve.co.jp/

BELLSYSTEM24, INC.
Tokyu Bldg., East No.3, 2-16-8, Minami-Ikebukuro,
Toshima-ku, Tokyo 171-0022, Japan
Phone. +81-3-3590-0024
http://www.bell24.co.jp/

HOKKAIDO CSK CORPORATION
SE-Sankyo Bldg., 3F, 1-1-2, Kita-Nanajo-Nishi,
Kita-ku, Sapporo-shi, Hokkaido 060-0807, Japan
Phone. +81-11-206-3700
http://www.hokkaidocsk.co.jp/

Light Works Corporation
Kojimachi KS Square Bldg., 7F, 5-3-3, Kojimachi,
Chiyoda-ku, Tokyo 102-0083, Japan
Phone. +81-3-5275-7031
http://www.light-works.co.jp/

Livecom Corporation
CSK Computer Bldg., 2F, 3-22-17, Higashi-Ikebukuro,
Toshima-ku, Tokyo 170-0013, Japan
Phone. +81-3-5956-9317
http://www.livecom.co.jp/



Company Name	CSK CORPORATION
Established	7th October, 1968
Stock Listing	First Section of Tokyo Stock Exchange (Listed on 1st March, 1985)
	Nasdaq NM (Listed on 29th August, 1983)
Paid-In Capital	¥69,138 million
Total Number of Employees	4,768
URL	http://www.csk.co.jp/
Transfer Agent and Registrar	The Sumitomo Trust & Banking Co., Ltd.
	Head Office: 4-5-33, Kitahama, Chuo-ku, Osaka 540-8639, Japan
	Tokyo Stock Transfer Agency Department: 1-4-4, Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan
	Mailing Address: 1-10, Nikko-cho, Fuchu-shi, Tokyo 183-8701, Japan
	Stockholder Registration Contract Number: +81-42-351-2211
	+81-6-6833-4700
URL:	http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html
Depositary for ADRs	The Bank of New York
	101 Barclay Street, New York, NY 10286, U.S.A.
	Phone: +1-212-815-2218
	U.S. toll free: +1-888-269-2377

CSK Website Information http://www.csk.co.jp/ir_e/

CSK maintains a comprehensive website to provide shareholders and investors with up-to-date, detailed IR information at: www.csk.co.jp/ir_e/

Material available at this site includes the following:


CSK
HOME
Press Releases
Investor Relations
Corporate Guide
CSK Group
Investor Relations
What's New

Top message
Greetings from Chairman and Chief Executive Officer Masahiro Aozono.

Business strategy
The latest in CSK's business strategies and initiatives.

IR news
Full calendar of IR activities for the year, along with materials and presentations from recent IR events, including features such as streaming of results announcements and online shareholder voting.

Financial information
Key consolidated and non-consolidated financial data, including detailed financial reports, annual reports and other publicly announced materials.

CSK Group IR information
CSK Group IR information and links to websites of individual Group companies.

Shareholder information
Company outline and information such as breakdown of shareholders and CSK's dividend policy.

IR data download
Centralized location to select and download data and IR materials.

CSK

http://www.csk.co.jp/

For more information on CSK, please contact
CSK Public Relations Office IR Section
Phone: +81-3-6438-3051
E-mail: IR_sp@cii.csk.co.jp

PRINTED WITH SOY INK™
This annual report was printed on 100% recycled paper.